Form 10-K, Exhibit 13
period 1997-03-31
CELERITEK INC/CA
filed 1997-06-06
CIK 919583

                                                                      EXHIBIT 13



                                [GRAPHIC OF ARROW]



                       CELERITEK, INC. ANNUAL REPORT 1997

Celeritek, Inc. is an industry leader in providing gallium arsenide radio-frequency integrated circuits (GaAs RF ICs) and high-frequency radio transceiver subsystems and components designed to meet the new and demanding specifications of wireless communications customers in four markets: microwave radios, cellular telephone systems and personal communications services (PCS), satellite-based communications, and defense electronics.

Having developed strong expertise in GaAs process technology and microwave signal processing to meet defense-related needs for accurate, clear wireless transmission, Celeritek now leverages that expertise to provide commercial customers with application-specific products. These products -- which enable core transmit-and-receive functions in PCS, local loop, telephony, and data communications networks worldwide -- are designed to help Celeritek's customers achieve cost savings and faster time to market.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                      (In thousands, except per share data)



                                                             Fiscal Years Ended March 31,

                                                1997            1996            1995              1994              1993
                                      ------------------------------------------------------------------------------------
            Statement of Income Data:

                           Net sales:
                                      ------------------------------------------------------------------------------------
                           Commercial          $27,632          $28,021          $10,854          $ 6,274          $ 2,411

                              Defense           17,714            9,703           21,813           29,755           28,340
                                      ------------------------------------------------------------------------------------
                      Total net sales           45,346           37,724           32,667           36,029           30,751

                         Gross profit           16,428           13,840           11,922           17,653           14,667

               Income from operations            5,374            3,953              895            3,681            3,630

                           Net income            3,656            2,276          $   284          $ 1,925          $ 1,836
                                      ------------------------------------------------------------------------------------

                 Net income per share          $  0.50          $  0.38          $  0.06          $  0.36          $  0.36

Shares used in per share calculations            7,352            5,959            5,444            5,520            5,265
                                      ------------------------------------------------------------------------------------


The Annual Report to Shareholders contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors That May Affect Future Operating Results."

                                  [PHOTOGRAPH OF
                               1996 Annual Report
                           Letter to our Shareholders]

                               TO OUR SHAREHOLDERS

Fiscal 1997 was another good year for Celeritek. We continued the implementation of our strategy by expanding our product lines and customer base. We received new orders of approximately $58 million -- a 36% increase from last year -- and revenues increased 20% to $45 million. Profits after tax were up 61%, to $3.7 million.

In the wireless subsystems division, which focuses on the microwave radio, satellite communications, and personal communication services (PCS) base station markets, we were able to significantly expand our business with two of our major customers, P-Com and Hughes Network Systems. We also added a major very small aperture terminal (VSAT) system supplier and a microwave radio supplier to our list of market-leading customers and won significant design-ins for the Personal Handy-Phone System (PHS) and PCS base station markets.

Our semiconductor division developed a new product family of gallium arsenide radio-frequency integrated circuits (GaAs RF ICs), called the Triniti DX(TM) for use in PCS and cellular phones. We have been designed into handsets and base stations at Lucent, Motorola, and Ericsson, as well as a number of other manufacturers. These design-ins are strong endorsements of Celeritek's technology.

Our designs are unique in that they provide highly efficient, linear, power amplification for use in phones. Development of the next generation of products is underway. These products will be designed for greater efficiency to allow for handsets with smaller batteries and longer talk time.

In the defense division, we enjoyed increased market share and received the first orders for amplifier products for the satellite communications market.

                             THE CELERITEK ADVANTAGE

Celeritek is a semiconductor company with deep roots in microwave signal processing. It is also a microwave company with deep knowledge of GaAs technology. This unique combination of skills results in semiconductor products that are designed with total system needs clearly in mind and well understood. In addition, having our own foundry for GaAs semiconductors offers our subsystems designers the customized chips they need. This advantage results in optimized subsystem performance and rapid design and delivery.

The experience and technology in RF and microwave signal processing Celeritek developed for the defense industry has proved to be a valuable asset and is becoming more valuable as wireless applications move to higher frequency bands. There is a developing need for dual frequency bands (i.e. cellular and PCS) in the same phone so that consumers are able to use either network with the same handset. This "broad band" technology was first utilized in defense systems; Celeritek has designed and manufactured this type of product for several years. The Company is now developing dual frequency band RF ICs based on our previous experience. In addition to the dual frequency development, dual mode RF ICs are now available. These products can be used in phones that use either code division multiple access (CDMA) or time division multiple access
(TDMA) digital processing technologies.

Celeritek is today an established leader in RF and microwave signal processing, as demonstrated by our products ranging from discrete transistors to a fully integrated supervisory control and data acquisition (SCADA) system used in a satellite communications network. We believe that the breadth of our product lines and customer base provides us with a distinct competitive advantage.

                             STRENGTHENING OUR BASE

During the past year we have made significant changes that strengthen our business infrastructure. In April 1997, we negotiated a long-term lease on 25,000 square feet of additional manufacturing space. This new area will house our wireless subsystems operations. When this move is completed in late summer, we will dedicate the present facility to our semiconductor product business. In FY98 we expect to invest substantially in our semiconductor assembly and test operations to meet increasing volume demands. In our subsystem manufacturing area, we are enhancing our automated test equipment to meet the demand for higher volume and increasingly complex products.

Along with our investment in plant and equipment we are also investing in people. Our total employee head count increased by approximately 30% compared to the prior year and includes design, assembly, and test engineers. We also strengthened our management team by recruiting Ramesh Ramchandani to be director of wireless semiconductor sales. He brings experience and vigor to his position. Mr. Ramchandani replaces Bill Hoppin, who was promoted to vice president of sales.

Celeritek is now preparing to become ISO9001 certified and expects to be certified by year end. Of course, since its inception, the Company has had the required military quality system MIL Q-9858A, a program very similar to ISO9001. Our decision to add the new certification reflects our continuous emphasis on this growing commercial market.

FY97 was our first full year as a public company. I want to thank our shareholders who bought our stock during the IPO for their confidence then and throughout the year. I also want to welcome the new shareholders. My goal is to continue to increase the value of your company. Our 1997 annual report will show you how executing the plan we described last year puts Celeritek in a better position than ever to become an integral part of the growing wireless communications industry.


[SIG]

Tamer Husseini
Chairman, President and Chief Executive Officer


                                  [PHOTOGRAPH OF
                                  TAMER HUSSEINI]

                                 [PHOTOGRAPH OF
                               1996 Annual Report
                           Letter to our Shareholders]



Having identified opportunities in the PCS, digital cellular telephony, and wireless local loop (WLL) segments of the wireless market, in fiscal 1997 Celeritek built relationships with several leading players including Lucent, Ericsson, and Motorola. Ericsson announced it will use Celeritek's Triniti DX(TM) GaAs power amplifiers in PCS handsets and base stations. Design-ins at Lucent and Motorola for PCS and cellular, as well as in dual-mode/dual-band phones, are strong endorsements of the technology. Kyocera has issued development contracts to Celeritek for power amplifiers used in its PHS base stations in Japan, and Qualcomm -- which pioneered the CDMA digital communications standard on which PCS is based -- intends to use the Company's amplifiers in its PCS base stations.

Celeritek has long been an established supplier of microwave radio transceivers and out-door units, VSAT transmitters, and other core equipment for wireless communications applications. As a result, the Company has gained considerable expertise in microwave and RF signal processing and GaAs RF IC process design. Now, one of the Company's primary goals is to continue its penetration of emerging high-growth industry segments by building strong relationships with additional original equipment manufacturer (OEM) leaders in these segments.

                            THE NEW WORLD OF WIRELESS

Fueled by advances in technology, reductions in cost, deregulation, and the growth of the global economy, the demand for wireless communications equipment is increasing rapidly. In developing countries, wireless is the technology of choice for basic telephone services due to faster, cheaper installation than wired networks. In developed countries, demand for clear, secure cellular phone service and two-way data transmission applications such as credit-card validation and reservation confirmation is stronger than ever. At the same time, consumers increasingly require technology that supports high-performance voice, data, and multimedia applications such as PCS and wireless Internet access.

              PCS: THE NEXT GENERATION IN PERSONAL COMMUNICATIONS

Cellular communications are taken for granted as a standard feature of business in developed countries across the globe. Now digital PCS networks -- which require more cells (base stations) but are much cheaper to install than cellular ones -- are stimulating competition from cellular providers as they overhaul their analog networks to compete with the clarity, security, and capacity of digital processing. As a result, domestic markets for wireless communication equipment are expected to grow as service providers invest in new PCS and digital cellular infrastructure.

                                  [PHOTOGRAPH OF
                               1996 Annual Report
                           Letter to our Shareholders]


Industry analysts expect that as many as 50,000 new PCS cells will be deployed in the U.S. within five years, each of which will require transceivers and other components. In Japan, PHS -- a PCS system introduced in 1996 -- became the first Japanese consumer product in history to sell one million units in the first year of release.

PCS is a category of digital systems and services that let users send and transmit voice messages, e-mail, faxes, and other data with a cordless handset device. PCS technology is also used for wireless private branch exchange (PBX) office-based systems. In such a system, digital cordless phones have the same functionality as extensions, ringing when an office number is dialed regardless of the user's location.

As PCS becomes more popular, there will be increasing need for dual-band/dual-mode phones that can communicate in either cellular or PCS networks while supporting both CDMA and TDMA digital processing standards. Celeritek believes that with its experience in multi-band, dual-mode RF ICs it is well positioned to address the needs of PCS system providers.

                      OPPORTUNITIES IN WIRELESS LOCAL LOOP

The demand abroad for wireless devices is expected to be similarly strong as more developing countries avoid the time and expense of installing conventional land-based wireline by installing WLL networks for basic telephone service. Domestically, some service providers are also exploiting the cost-efficiencies of WLL to quickly upgrade basic services for their customers and to provide "last mile" connections to hard-to-reach rural areas.

Celeritek is working to expand its penetration of this market through its relationships with Ericsson, Lucent, Motorola, and Hughes Network Systems. The Company provides cost-effective GaAs IC solutions for these customers that are critical in WLL applications.

                             [Photo of GaAs RF ICS]

                            [Photo of manufacturing]

                                  [PHOTOGRAPH OF
                                 Cellular Phone]


CELERITEK IS ALREADY AN ESTABLISHED LEADER IN GAAS TECHNOLOGY AND MICROWAVE SIGNAL PROCESSING. NOW THE COMPANY IS LEVERAGING THIS EXPERTISE TO MEET THE SPECIFIC NEEDS OF CUSTOMERS IN THE HIGH-GROWTH DIGITAL CELLULAR, PERSONAL COMMUNICATIONS SERVICES (PCS), AND WIRELESS LOCAL LOOP (WLL) MARKETS.

AS A MANUFACTURER OF GAAS RF ICS WITH EXTENSIVE EXPERIENCE IN MICROWAVE SIGNAL PROCESSING, CELERITEK BELIEVES IT IS WELL POSITIONED IN THE WIRELESS MARKETPLACE. THE COMPANY USES ITS PROPRIETARY EXPERTISE TO TAILOR GAAS SEMICONDUCTORS FOR THE SPECIFIC WIRELESS APPLICATIONS OF ITS CUSTOMERS.

CELERITEK MAINTAINS CONTROL OVER PRODUCT QUALITY AND DELIVERY OF RF ICS THROUGH INTEGRATED, RESPONSIVE MANUFACTURING OPERATIONS. THE COMPANY'S IN-HOUSE 10,000 SQUARE-FOOT GAAS FOUNDRY ENSURES THAT ITS SUBSYSTEM DESIGNERS HAVE THE SPECIFIC CHIPS THAT THEY NEED, WHEN THEY NEED THEM.

                                  [PHOTOGRAPH OF
                               1996 Annual Report
                           Letter to our Shareholders]


Celeritek -- a leading manufacturer of GaAs RF ICs -- believes that it is well positioned in the GaAs marketplace due to its proprietary knowledge for tailoring GaAs semiconductors in order to optimize the microwave signal for specific commercial applications. This expertise is evidenced by the recent adoption of the Company's Triniti DX(TM) GaAs power amplifier by Ericsson, Lucent, and Motorola for use in phones and base stations. Celeritek GaAs RF ICs are also used in digital base stations and subscriber terminals designed for WLL applications.

Celeritek is a microwave signal processing company with extensive GaAs experience as well as a GaAs semiconductor company with significant knowledge of microwave signal processing. This unique combination of competitive advantages enables the Company to provide a broad range of solutions tailored to the specific needs of customers.

In fiscal 1997, the Company increased its design-ins -- the adoption of application-specific products by leading OEMs -- by working closely with customers to determine ways in which GaAs/microwave signal processing expertise can be applied to meet their requirements.

                        THE GROWING GaAs COMPONENT MARKET

As the traditional commercial frequencies become increasingly congested, providers are expanding into the higher microwave frequencies previously reserved for defense and space agencies. The demand is climbing in developed countries for wireless Internet access and other high data capacity applications. And as providers migrate their analog customer base to digital processing standards for PCS phones, there's a clear need for technology that supports multiple modulation schemes to ensure seamless phone coverage for phone users.

Based on these needs, technologies that enable and optimize high-frequency, high data capacity applications while supporting multiple modulation schemes are an increasingly common requirement of wireless device manufacturers. Only fully mature, leading-edge expertise can make these technologies possible.

Gallium arsenide -- which has five times the mobility of silicon and maintains performance at low voltage -- is the material of choice for RF microwave semiconductors designed to meet these requirements due to its inherently lower noise, greater efficiency, and higher capacity. PCS handsets and cellular telephones utilizing GaAs power amplifiers consume less power and operate at lower voltages, which translates into smaller, lighter designs with longer battery life. Celeritek is currently a leader in providing components that make the lowest operational voltage for handsets possible. These power amplifiers also support high-quality transmission and dual-mode/dual-band (analog and digital cellular and PCS) telephony.

                                  [PHOTOGRAPH OF
                               1996 Annual Report
                           Letter to our Shareholders]


GaAs RF ICs, which have traditionally been used for high-frequency defense-related radar and communications purposes, are now joining silicon semiconductors as a primary component in commercial wireless applications. According to analysts, the GaAs analog chip market was worth $290 million in 1995 and will average 37% annual growth through 2000.

                                KEEPING THE EDGE

Maintaining this technical edge in microwave technology and GaAs process and design is Celeritek's top priority. To that end, in fiscal 1997 the Company made significant investments in its current facility. Specifically, Celeritek expanded its GaAs RF IC capacity by adding new test, assembly, and automation capabilities that will enable improved production levels and faster turnaround should the anticipated rise in demand for GaAs RF ICs occur. The Company is also in the process of obtaining ISO9001 certification, which it hopes to achieve by the end of fiscal 1998.

Celeritek's sales and engineering teams work closely with customers, from design through prototype and into manufacturing, to help develop system-wide solutions to their wireless transmission needs. The Company's customer engineering support team uses their expertise in components, subsystems, and system architecture to develop application-specific wireless transmission solutions for its customers' products. And vertically integrated manufacturing operations -- comprising an in-house foundry and microwave IC and surface-mount process technologies -- enable the Company to be responsive to customer needs in terms of performance, size, and cost.

Celeritek intends to continue to leverage its leadership in GaAs technology and RF/microwave signal processing in new and different ways. The Company places a high priority on working with customers to develop innovative solutions like the Triniti DX (TM) as applications emerge in this dynamic, growing market.

                          [PHOTOGRAPH OF MANUFACTURING]


                          [PHOTOGRAPH OF OUT-DOOR UNITS]

IN FISCAL 1997, CELERITEK UPGRADED THE AUTOMATED TEST EQUIPMENT IN ITS SUBSYSTEM MANUFACTURING AREA TO MEET INCREASED VOLUME DEMANDS. THE COMPANY IS ALSO SEEKING ISO9001 CERTIFICATION (EXPECTED IN FISCAL 1998).

OVER YEARS OF EXPERIENCE, CELERITEK HAS DEVELOPED A LIBRARY OF PROVEN SIGNAL-PROCESSING FUNCTIONS THAT CAN BE QUICKLY AND COST-EFFECTIVELY INTEGRATED INTO HIGHER-LEVEL SYSTEMS LIKE TRANSMITTERS, OUT-DOOR UNITS, AND RADIO ASSEMBLIES.

WIRELESS NETWORKS DEPEND ON HIGH-QUALITY TRANSCEIVERS TO COMPLETE A CLEAR, ACCURATE COMMUNICATIONS LINK. CELERITEK ASSEMBLIES, SUBSYSTEMS, AND RADIOS MAKE THESE HIGH-QUALITY LINKS POSSIBLE BY ENABLING CRITICAL RF AND MICROWAVE TRANSMIT-AND-RECEIVE FUNCTIONS IN THESE NETWORKS.



                            [PHOTOGRAPH OF ANTENNAS]

                                 [PHOTOGRAPH OF

                               1996 Annual Report

                           Letter to our Shareholders]


Wireless networks are universally dependent on high-quality transceivers to complete a communications link of any kind. Celeritek transmitter/receiver subsystems make these high-quality links possible by providing core transmit-and-receive functions.

The Company is a leading supplier to manufacturers of point-to-point microwave radios that serve as the digital links between ground stations and switched networks. Celeritek also manufactures and sells C- and Ku-band transmitters and C- and Ku-band out-door units (ODUs) for use in very small aperture terminals (VSATs) and supervisory control and data acquisition (SCADA) systems that support fixed-site ground-based satellite communications.

The Company believes that its transceiver products, which enable cost-effective delivery of voice and data across broad geographic areas, will play an ever-increasing role in the new world of wireless as the demand for wireless telephony and interactive high data rate applications continues to climb.

Celeritek's product line is specifically designed for fast, efficient integration into OEM networks. Leading manufacturers like P-Com, Hughes Network Systems, and AT&T use the Company's microwave transceivers and ODUs in their high-volume radio, cellular and satellite data and voice transmission systems. And in fiscal 1997, Celeritek agreed to supply Ku-band transmitters for a major VSAT network provider, enhancing the Company's presence in the high-level, integrated product area even further.

The Company has many years of experience in designing and manufacturing RF and microwave devices for use in high-volume communications applications. As a result of this experience, Celeritek now maintains an extensive library of proven signal-processing circuits that can be quickly and efficiently integrated into higher-level systems. This modular approach to the engineering process helps the Company's customers bring their products to market faster and at a lower cost.

                             GROWTH IN VSAT NETWORKS

Despite competition from fiber-optic networks, the market for geostationary (fixed) satellite services is strong. These services are expected to be increasingly critical in domestic and global communications networks.


VSATs are ground-based stations in a satellite service designed to carry interactive voice and data traffic. Advancing technology has reduced the cost of VSATs so they are particularly well-suited for high-volume urban applications.

                                  [PHOTOGRAPH OF

                               1996 Annual Report

                           Letter to our Shareholders]


In developed countries, VSATs are commonly used to link gas stations, hotels, and a growing number of mobile workers to data networks for credit-card validation, remote monitoring, and inventory processing. But with the surge in demand for wireless Internet access services, VSATs will also increasingly serve as a cost-effective tool for voice and data transmission.

VSATs have traditionally been used primarily for data applications. Now, as developing countries increasingly turn to wireless as a cost-effective alternative to building expensive telecom infrastructure, VSAT networks are being used to provide reliable, cost-effective telephone services across broad geographical areas. These systems are used as essential links in a public switched voice network, and provide expanded services more simply and cheaply than laying new trunk lines of copper wiring.

Although the Company has no current mobile satellite business, it is investigating future opportunities in low earth-orbiting (LEO) satellite communications systems, which will cost-effectively deliver voice, fax, Global Positioning System (GPS), and data services to any point on the globe. Furthermore, as the need develops to transmit increasing amounts of multimedia data, Celeritek expects that local multipoint distributions service, or LMDS, will become a low-cost alternative to fiber-optic lines.

                       MAINTAINING MARKET SHARE IN DEFENSE

Although defense budgets are declining, electronic countermeasures, missile guidance systems, radar, and other electronics remain a top priority. As always, state-of-the-art microwave devices like those manufactured by Celeritek are critical in these systems.

The Company has a long history of providing amplifiers and transceiver components used in these applications. Celeritek has demonstrated expertise in designing microwave components and subsystems used in missile guidance and electronic countermeasures, as well as in satellite-based communications. As a result, the Company has continued to supply defense contractors with products.

In fiscal 1997, reduced competition and the addition of satellite-based communications business from Lockheed-Martin and ITT Aerospace translated in larger defense market share for Celeritek. Although the Company will continue to supply its defense customers with products as orders are received, the Company intends to continue to focus on selected high-growth commercial opportunities.

                        [PHOTOGRAPH OF OUT-DOOR UNIT]







                        [PHOTOGRAPH OF MANUFACTURING]

                            [PHOTOGRAPH OF ANTENNA]

CELERITEK MANUFACTURES MICROWAVE ASSEMBLIES AND OUT-DOOR UNITS (ODUS) SUPPORTING FIXED-SITE GROUND-BASED SATELLITE COMMUNICATIONS. THE COMPANY HAS RELATIONSHIPS WITH LEADING OEMS IN THIS AREA SUCH AS HUGHES NETWORK SYSTEMS AND AT&T.

CELERITEK HAS LONG BEEN A SUPPLIER OF PRODUCTS FOR VSAT NETWORKS. TRADITIONALLY USED FOR DATA APPLICATIONS, THESE NETWORKS ARE NOW BEING INCREASINGLY USED TO PROVIDE RELIABLE, COST-EFFECTIVE BASIC TELEPHONE SERVICES ACROSS WIDE AREAS.

C- AND KU-BAND PRODUCT ASSEMBLY AND TEST ARE PERFORMED IN THE COMPANY'S 28,000 SQUARE-FOOT MANUFACTURING AREA.

                                FINANCIAL REVIEW

                               [REVENUE GRAPH]

                              [NET INCOME GRAPH]


         Management's Discussion of Analysis of Financial             17
         Conditions and Results of Operations

         Consolidated Balance Sheets                                  20

         Consolidated Statements of Income                            21

         Consolidated Statements of Shareholders' Equity              22

         Consolidated Statements of Cash Flows                        23

         Notes to Consolidated Financial Statements                   24

         Report of Independent Auditors                               32

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

                                    OVERVIEW

The Company was incorporated in December 1984 to design, develop, manufacture and market high frequency radio products that provide core transmit and receive functions for wireless communications systems. The Company's products are primarily utilized in four market segments: microwave radios, cellular telephone systems and personal communications services, satellite-based communications and defense electronics. During fiscal 1995, 1996 and 1997, commercial wireless communications sales accounted for $10.9 million, $28.0 million and $27.6 million of total net sales, respectively. The commercial sales level in fiscal 1997 is the result of the receipt of several key orders later in the fiscal year than expected. Sales in fiscal 1997 to the defense electronics markets increased as a result of reduced competition and the addition of defense-related satellite communications business. The Company does not expect defense sales to increase in the future. However, the Company will continue to selectively pursue sales to certain defense customers.

A relatively limited number of OEM customers have historically accounted for a substantial portion of the Company's sales. In fiscal 1996 and 1997, sales to the top ten such customers accounted for approximately 74% and 66%, respectively, of total net sales. In fiscal 1997, two of the Company's OEM customers accounted for 20% and 11% of total net sales. The Company expects that sales of its products to a limited number of OEM customers will continue to account for a high percentage of its sales for the foreseeable future, however, the specific customers will likely change from year to year. Of the Company's current backlog, approximately 28% is attributable to orders received from one OEM customer. If the Company were to lose a major OEM customer, or if orders by a major OEM customer were to otherwise decrease or be delayed, including reductions due to market or competitive conditions in the wireless communications markets or decreases in government defense spending, the Company's business, operating results and financial condition would be materially adversely affected.

Historically, gross margins experienced by the Company on sales to certain commercial customers have been lower than gross margins experienced by the Company on sales to defense customers. The Company's gross margins in any period are affected by a number of different factors. Gross margins for certain of the Company's products, primarily its semiconductor products, are strongly impacted by production volume. Gross margins for commercial products also depend on pricing pressure and market demand for lower cost products in commercial markets. Because of the different gross margins on various products, changes in product mix can impact gross margins in any particular time period. In addition, in the event that the Company is not able to adequately respond to pricing pressures, the Company's current customers may decrease, postpone or cancel current or planned orders, and the Company might not be able to secure new customers. As a result, the Company may not be able to achieve desired production volumes or gross margins.

In addition, average selling prices for the Company's products generally fluctuate from period to period due to a number of factors, including product mix, competition and unit volumes. The average selling prices of a specific product also tend to decrease over that product's life. To offset such decreases, the Company relies primarily on obtaining design and yield improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products that incorporate advanced features and therefore can be sold at a higher average selling price.

                       FISCAL 1997 COMPARED TO FISCAL 1996

The Company's total net sales increased 20% from $37.7 million in fiscal 1996 to $45.3 million in fiscal 1997. The increase in sales between fiscal 1996 and fiscal 1997 was a result of significantly increased sales to defense customers. Commercial sales were $28.0 million in fiscal 1996 and $27.6 million in fiscal 1997. A decline in sales to the satellite-based communications segment in fiscal 1997 was offset by increased sales to the terrestrial-based microwave radio segment. Defense sales increased by 82% from $9.7 million in fiscal 1996 to $17.7 million in fiscal 1997. The Company believes the increased sales to the defense market are the result of the Company achieving greater market share due to a decrease in the number of competitors, as opposed to market growth. The Company does not expect defense sales to increase in the future. However, the Company intends to continue to selectively pursue sales to certain defense customers.

Gross margin was relatively constant between fiscal 1996 and 1997 at 37% and 36%, respectively, of total net sales.

The Company's gross margin improved due to increased sales to the defense market of products with higher gross 17 margins than products sold to the commercial market. This improvement in margin was offset by an expense related to the cancellation of a commercial contract for satellite-based communications equipment. Excluding this expense from cost of sales for fiscal 1997, gross margin would have been 38%.

Research and development expenses increased from $3.8 million, or 10% of total net sales in fiscal 1996, to $4.3 million, or 9% of total net sales in fiscal 1997, reflecting the Company's continuing investment in commercial product development. The Company had more design engineers in fiscal 1997 than fiscal 1996 for commercial products and expects the dollar amount of research and development expenses to continue to increase in future periods.

Selling, general and administrative expenses increased from $6.1 million, or 16% of total net sales in fiscal 1996, to $6.8 million, or 15% of total net sales in fiscal 1997. The dollar increase was due to personnel costs and increased administrative and selling costs.

Interest income and expense and other income, net, was $244,000 of net expense in fiscal 1996 compared to $525,000 of income in fiscal 1997. The change is due to increased interest income on increased cash and investment balances as a result of proceeds from the initial public offering and the elimination of interest expense as a result of no outstanding borrowings in fiscal 1997.

                       FISCAL 1996 COMPARED TO FISCAL 1995

The Company's total net sales increased 15% from $32.7 million in fiscal 1995 to $37.7 million in fiscal 1996. The increase in net sales between fiscal 1995 and fiscal 1996 was the result of significantly increased sales to commercial customers, offset by declining sales to defense customers. Commercial net sales increased 157% from $10.9 million in fiscal 1995 to $28.0 million in fiscal 1996, the result of a substantial increase in net sales to the satellite-based voice and data communications market. To a lesser extent, sales to the terrestrial-based voice and data communications market also increased. Sales to the defense electronics market declined 56% from $21.8 million to $9.7 million due to a decline in the market for defense electronics products as well as an increased focus by the Company on commercial customers. The Company intends to continue to selectively pursue sales to certain defense customers. International sales declined from 30% of total net sales in fiscal 1995 to 12% of total net sales in fiscal 1996 as the result of decreased demand from international defense customers.

Gross margin was relatively constant between fiscal 1995 and fiscal 1996 at 36% and 37%, respectively, of total net sales.

Research and development expenses decreased from $5.3 million or 16% of total net sales in fiscal 1995 to $3.8 million or 10% of total net sales in fiscal 1996 reflecting the Company's decreasing emphasis and a reduction of the number of engineers focused on developing defense electronics products. The Company's defense electronics products tend to have a higher development component than its commercial products, and accordingly, the research and development expenses of defense electronics products per sales dollar is generally higher. The Company expects the dollar amount of research and development expenses to increase, although it expects that such expenses as a percentage of net sales will likely remain relatively constant.

Selling, general and administrative expenses increased from $5.7 million in fiscal 1995 to $6.1 million in fiscal 1996 and decreased as a percentage of total net sales from 18% in fiscal 1995 to 16% in fiscal 1996.

Interest income and expense and other income, net, decreased from an expense of $482,000 in fiscal 1995 to an expense of $244,000 in fiscal 1996. The decrease was due to lower overall interest expense and increased interest income due to the completion of the Company's initial public offering in December, 1995.

The provision for income taxes as percentage of income before taxes was 31% and 39% in fiscal 1995 and fiscal 1996, respectively. The lower rate in fiscal 1995 was primarily due to the recognition of the benefit of state investment tax credits.

                         LIQUIDITY AND CAPITAL RESOURCES

The Company has funded its operations to date primarily through cash flows from operations and sales of equity securities including the initial public offering of common stock completed in December 1995 and January 1996, which generated net proceeds of approximately $12.1 million.

Net cash provided by operating activities was $783,000, $1.8 million and $6.9 million in fiscal 1995, 1996 and 1997, respectively. The increase in cash provided by operating activities in fiscal 1996 was due to higher net income and increased accounts payable created by larger inventory purchases and increased accrued liabilities due mainly to increased income tax accruals. This increase in net operating cash was partially offset by increased accounts receivable as a result of increased sales and, to a lesser degree, by increased inventory levels needed to support higher shipment rates. The increase in cash provided by operating activities in fiscal 1997 was due to higher net income, a lower increase in accounts receivable and increased accounts payable created by larger inventory purchases. Increased accrued liabilities due to higher income tax accruals also contributed to the increase in cash generated by operations.

Net cash used in investing activities was $568,000, $8.1 million and $3.7 million during fiscal 1995, 1996 and 1997. The net cash used for investing for all periods relates primarily to purchases of equipment and the purchase and sale of securities. In fiscal 1995, the Company's expenditures for property and equipment were partially offset by $808,000 in proceeds from the sale of securities. In fiscal 1996, the net cash used in investing activities was primarily due to the purchase of short-term investments. In fiscal 1997, the net cash used was primarily for the purchase of equipment.

In fiscal 1995, the Company also used $1.0 million of cash to purchase its redeemable common stock. In fiscal 1996, the Company used $4.5 million of cash to repay indebtedness, including the bank line of credit and various equipment leases and notes related to equipment financing.

As of March 31, 1997, the Company had $7.0 million of cash and cash equivalents, $8.2 million of short-term investments and $26.4 million of working capital. The Company believes that the current capital resources combined with cash generated from operations will be sufficient to meet its liquidity and capital expenditure requirements at least through fiscal 1998.

                FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

The following factors should be carefully reviewed in addition to the other information contained in this Annual Report to Shareholders.

The Company's annual and quarterly results have fluctuated in the past, and may continue to fluctuate in the future, due to a number of factors, including: the ability of the Company to complete its move to the new manufacturing facility on time; the risks involved in the start up of a new facility; the timing, cancellation or delay of customer orders; the mix of products sold; the timing of new product introductions by the Company or its competitors; the long sales cycle associated with the Company's application-specific products; market acceptance of the Company's and its customers' products; variations in average selling prices of semiconductors; variations in manufacturing yields; changes in inventory levels; and changes in manufacturing capacity and variations in the utilization of this capacity and other competitive factors. Any unfavorable changes in the factors listed above or others could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain annual or quarterly profitability in the future.

The Company's ability to grow will depend substantially on its ability to continue to apply its radio-frequency ("RF") and microwave signal processing expertise and GaAs semiconductor technologies to existing and emerging commercial wireless communications markets. If the Company is unable to design, manufacture and market new products for existing or emerging commercial markets successfully, its business, operating results and financial condition will be adversely affected. Furthermore, if the markets for the Company's products in the commercial wireless communications area fail to grow, or grow more slowly than anticipated, the Company's business, operating results and financial condition could be materially adversely affected.

The markets in which the Company competes are intensely competitive and the Company expects competition to increase. There can be no assurance that the Company will be able to compete successfully in the future. Furthermore, the markets in which the Company competes are characterized by rapidly changing technologies, evolving industry standards and continuous improvements in products and services. There can be no assurance that the Company will be able to respond to technological advances, changes in customer requirements or changes in regulatory requirements or industry standards, and any significant delays in development, introduction or shipment of products could have a material adverse effect on the Company's business, operating results and financial condition.

The Company's customers establish demanding specifications for performance and reliability. There can be no assurance that problems will not occur in the future with respect to performance and reliability of the Company's products. If such problems occur, the Company could experience increased costs, delays in or reductions, cancellations or rescheduling of orders and shipments, product returns and discounts, and product redesigns, any of which would have a material adverse effect on the Company's business, operating results and financial condition.

Certain components used by the Company in its existing products are only available from single sources, and certain other components are presently available or acquired only from a limited number of suppliers. In the event that its single source suppliers are unable to fulfill the Company's requirements in a timely manner, the Company may experience an interruption in production until alternative sources of supply can be obtained, which could damage customer relationships or have a material adverse effect on the Company's business, operating results and financial condition.

The Company is currently in the process of completing a new facility to house its wireless subsystems manufacturing operations, and expects to begin manufacturing operations in the new facility by the end of the second quarter of fiscal 1998. There can be no assurance that this facility will be completed when planned. In the event that the new facility is not completed on a timely basis, the Company could be subject to production capacity constraints at its other manufacturing facility. Such constraints could have a material adverse effect on the Company's business, operating results or financial condition.

        CONSOLIDATED BALANCE SHEETS (IN THOUSANDS, EXCEPT SHARE AMOUNTS)



                                                                     March 31, 1997     March 31,1996
                                                                    --------------     --------------
ASSETS
Current assets:
   Cash and cash equivalents                                               $ 7,033          $ 3,311
   Short-term investments                                                    8,200            7,500
   Accounts receivable, net of allowance for doubtful accounts of
      $520 and $519 at March 31, 1997 and 1996, respectively                10,111            9,675
  Inventories                                                                7,318            6,398
  Prepaid expenses and other current assets                                    270              126
  Deferred tax assets                                                        2,144            1,703
                                                                          -------------------------
     Total current assets                                                   35,076           28,713

Net property and equipment                                                   6,038            5,121
Other assets                                                                    43               43
                                                                          -------------------------
Total assets                                                               $41,157          $33,877
                                                                          -------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                        $ 3,889          $ 2,145
   Accrued payroll                                                           1,190            1,156
   Accrued liabilities                                                       3,594            2,657
                                                                          -------------------------
     Total current liabilities                                               8,673            5,958

Shareholders' equity:
Preferred stock, no par value:
   Authorized shares-2,000,000
      Issued and outstanding shares-none                                         -                -
Common stock, no par value:
   Authorized shares-20,000,000
     Issued and outstanding shares-7,096,126, at March 31, 1997
     and 6,890,997 at March 31, 1996                                        23,676           22,767
Retained earnings                                                            8,808            5,152
                                                                          -------------------------
     Total shareholders' equity                                             32,484           27,919
                                                                          -------------------------
Total liabilities and shareholders' equity                                 $41,157          $33,877
                                                                          -------------------------

                                                         See accompanying notes.

     CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                 Fiscal Years Ended March 31,
                                                     1997                   1996               1995
                                                 --------------------------------------------------------
Net sales                                         $45,346                 $37,724                 $32,667
Cost of goods sold                                 28,918                  23,884                  20,745
                                                 --------------------------------------------------------
Gross profit                                       16,428                  13,840                  11,922

Operating expenses:
   Research and development                         4,252                   3,772                   5,289
   Selling, general, and administrative             6,802                   6,115                   5,738
                                                 --------------------------------------------------------
Total operating expenses                           11,054                   9,887                  11,027
                                                 --------------------------------------------------------
Income from operations                              5,374                   3,953                     895
Interest income and other                             525                     210                      68
Interest expense                                        -                    (454)                   (550)
                                                 --------------------------------------------------------
Income before income taxes                          5,899                   3,709                     413

Provision for income taxes                          2,243                   1,433                     129
                                                 --------------------------------------------------------
Net income                                         $3,656                  $2,276                    $284
                                                 --------------------------------------------------------

Net income per share                                $0.50                   $0.38                   $0.06
                                                 --------------------------------------------------------

Shares used in per share calculation                7,352                   5,959                   5,444
                                                 --------------------------------------------------------

                                                         See accompanying notes.

         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (IN THOUSANDS)

                                             Convertible
                                              Preferred             Common          Unrealized                Total
                                              Stock                  Stock            Gains                   Share-
                                       ------------------------------------------  (Losses) On   Retained     holders'
                                        Shares      Amount     Shares      Amount  Investments   Earnings      Equity
                                       -----------------------------------------------------------------------------
Balance at March 31, 1994                2,134      $9,866      1,546      $  346    $ (9)      $ 2,592      $12,795
   Issuance of common stock
      on exercise of options
      under stock option plan,
      net of repurchases                     -           -        110          28        -            -           28
   Exercise of common
      stock warrants                         -           -         76         350        -            -          350
   Change in unrealized gains
      (losses)                               -           -          -           -        9            -            9
   Net income                                -           -          -           -        -          284          284
                                       -----------------------------------------------------------------------------
Balance at March 31, 1995                2,134       9,866      1,732         724        -        2,876       13,466
   Issuance of common stock
      on exercise of options
      under stock option plan,
      net of repurchases                     -           -        118         125        -            -          125
   Conversion of preferred
       stock to common stock            (2,134)       (9,866)   3,201       9,866        -            -            -
   Issuance of common stock
      in public offering, net of
      issuance costs                         -           -      1,840      12,052        -            -       12,052
   Net income                                -           -          -           -        -        2,276        2,276
                                       -----------------------------------------------------------------------------
Balance at March 31, 1996                    -           -      6,891      22,767        -        5,152       27,919
   Issuance of common stock
      on exercise of options
      under stock option plan,
      net of repurchases                     -           -        161         279        -            -          279
   Issuance of common stock
      under employee stock
      purchase plan                          -           -         44         323        -            -          323
   Tax benefit of stock option
      exercises                              -           -          -         307        -                       307
   Net income                                -           -          -           -        -        3,656        3,656
                                       -----------------------------------------------------------------------------
Balance at March 31, 1997                    -      $    -      7,096     $23,676    $   -       $8,808      $32,484
                                       -----------------------------------------------------------------------------

                                                         See accompanying notes.

              CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

                                                                           Fiscal Years Ended March 31,
                                                                 1997                  1996                 1995
                                                              --------------------------------------------------
OPERATING ACTIVITIES
Net income                                                     $3,656                $2,276               $  284
Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation and amortization                             2,119                 1,880                1,862
         Loss on disposal of property and equipment                 7                    56                   12
         Deferred income taxes                                   (603)                 (152)                 129
         Accretion of redeemable common stock                       -                     -                   42
         Changes in operating assets and liabilities:
         Accounts receivable                                    (436)                (2,104)                 452
           Inventories                                          (920)                (1,279)                (855)
           Prepaid expenses and other current assets            (144)                   (65)                 121
           Accounts payable, accrued payroll and
           accrued liabilities                                  3,184                 1,186               (1,264)
                                                              --------------------------------------------------
Net cash provided by operating activities                       6,863                 1,798                  783

INVESTING ACTIVITIES
Purchases of property and equipment                            (3,043)                 (628)              (1,376)
Purchase of short-term investments                            (14,525)              (23,500)                   -
Proceeds from maturities and sales of
   short-term investments                                      13,825                  16,000                808
                                                              --------------------------------------------------
Net cash used in investing activities                         (3,743)                (8,128)                (568)

FINANCING ACTIVITIES
Payments on lines of credit                                         -                (3,750)                (500)
Borrowings under lines of credit                                    -                 2,250                1,500
Payments on long-term debt                                          -                (2,815)              (1,057)
Borrowings on long-term debt                                        -                   286                1,541
Payments on obligations under capital leases                        -                  (701)                (402)
Payments for redeemable common stock                                -                     -               (1,000)
Net proceeds from issuance of common stock                        602                12,177                  378
                                                              --------------------------------------------------
Net cash provided by financing activities                         602                 7,447                  460
                                                              --------------------------------------------------

Increase in cash and cash equivalents                           3,722                 1,117                  675
Cash and cash equivalents at beginning of period                3,311                 2,194                1,519
                                                              --------------------------------------------------
Cash and cash equivalents at end of period                     $7,033                 $ 3,311            $ 2,194
                                                              --------------------------------------------------

                                                         See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         NOTE 1. BUSINESS ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

                               BUSINESS ACTIVITIES

Celeritek, Inc. (the "Company") was incorporated on December 28, 1984. The Company designs, develops, manufactures, and markets high frequency radio products that provide core transmit and receive functions for wireless communications systems. The Company's products are primarily utilized in four markets: microwave radios, cellular telephone systems and personal communications services, satellite-based communications and defense electronics. The Company's products include components and systems for satellite telephony and very small aperture terminal applications, for point-to-point radios and for personal communications services and cellular base stations. The Company's transceiver component products include gallium arsenide radio-frequency integrated circuits (GaAs RF IC's) for PCS and cellular telephones, PCS and cellular base stations and wireless local loop. The Company's defense electronic products are for applications such as missile guidance and electronic countermeasures.
                              BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Intercompany accounts and transactions have been eliminated. The Company's reporting period consists of a fifty-two week period ending on the Sunday closest to the calendar month end. Fiscal years 1995, 1996 and 1997 ended on April 2, March 31, and March 30, respectively. For convenience, the accompanying financial statements have been shown as ending on the last day of the calendar month.

                                USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

              CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The Company considers highly liquid investments with maturities of less than three months when purchased to be cash equivalents.

Short-term investments consist of marketable securities. Other than U.S. government treasury instruments, the Company's investment policy limits the amounts invested in any one institution or in any single type of instrument.

                          CONCENTRATION OF CREDIT RISK

The Company sells its products primarily to original equipment manufacturers in the communications industry and government contractors. Credit is extended based on an evaluation of a customer's financial condition and, generally, collateral is not required. Actual credit losses may differ from management's estimates. To date, credit losses have been within management's expectations, and the Company believes that an adequate allowance for doubtful accounts has been provided.

                       INVENTORIES AND COST OF GOODS SOLD

Inventories are stated at the lower of standard cost (which approximates first-in, first-out) or market.

                             PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated using the straight-line method over their respective estimated useful lives (generally five years).

Leasehold improvements are amortized by the straight-line method over their respective estimated useful lives of seven years or the lease term, whichever is less.
                       REVENUE RECOGNITION AND WARRANTIES

Revenue from product sales is recognized upon shipment. Provisions are made for estimated doubtful accounts and customer returns based on experience and a review of specific accounts. The Company also provides for estimated normal warranty costs to repair or replace products for a period of twelve months from the time of sale. Actual warranty costs may differ from management's estimates.

                            RESEARCH AND DEVELOPMENT

Research and development expenditures are charged to operations as incurred.

                            STOCK-BASED COMPENSATION

The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) which establishes a fair value method of accounting for stock based compensation plans, and requires additional disclosures for those companies who elect not to adopt the new method of accounting. The Company has elected to continue to measure compensation costs using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 and to comply with the pro forma disclosure requirements of SFAS 123.

                              NET INCOME PER SHARE

Net income per share is based upon the weighted average number of outstanding shares of common and redeemable common stock, dilutive common equivalent shares from convertible preferred stock (using the if-converted method), and dilutive common equivalent shares from stock options and warrants (using the treasury stock method). Pursuant to Securities and Exchange Commission's Staff Accounting Bulletins, common and common equivalent shares issued during the twelve-month period prior to the initial public offering are included in the calculations as if they were outstanding for all periods through September 30, 1995 (using the treasury stock method at the public offering price). The difference between primary and fully diluted net income per share is not material for any period presented.

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share", which the Company is required to adopt on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and restate all prior periods. Under the new requirements for calculating basic net income per share, the dilutive effect of stock options will be excluded. Basic net income per share computed in accordance with the new statement would have been $.02 and $.03 greater than the net income per share as reported for the fiscal years ended March 31, 1997 and 1996, respectively. Diluted net income per share computed in accordance with the new statement approximates net income per share as reported.

                         NOTE 2. SHORT-TERM INVESTMENTS

Marketable equity and all debt securities are classified as held-to-maturity, available-for-sale, or trading. Management determines the appropriate classification of marketable equity and debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Management has determined that, as of March 31, 1997 and 1996, all short-term investments were available-for-sale securities.

Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported in a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in income. Interest and dividends on securities classified as available-for-sale are included in income.

The following is a summary of available-for-sale securities at fair value, which approximates cost:


(In Thousands)                             March 31, 1997         March 31, 1996
-------------                              ---------------        --------------
Municipal bond money market preferred           $  8,200               $   7,500
                                                 -------               ---------

The gross realized gains and losses of available-for-sale securities for the fiscal years ended March 31, 1997 and 1996 were not material.


                               NOTE 3. INVENTORIES


(In Thousands)                             March 31,1997          March 31, 1996
--------------                             -------------          --------------
Raw materials                                    $ 2,751                  $2,107
Work-in-process                                    4,567                   4,291
                                                 -------                  ------
                                                 $ 7,318                  $6,398
                                                 -------                  ------

                         NOTE 4. PROPERTY AND EQUIPMENT


(In Thousands)                             March 31, 1997         March 31, 1996
-------------                              --------------         --------------
Equipment                                         $16,982                $14,078
Furniture and fixtures                                483                    477
Leasehold improvements                              3,931                  3,835
                                                 --------                -------
                                                   21,396                 18,390
Accumulated depreciation
   and  amortization                               15,358                 13,269
                                                 --------               --------
Net property and equipment                       $  6,038               $  5,121
                                                 --------               --------

                           NOTE 5. ACCRUED LIABILITIES


(In Thousands)                             March 31, 1997         March 31, 1996
-------------                              --------------         --------------
Accrued commission                                 $  722                $   572
Warranty accrual                                      357                    345
Income taxes payable                                1,914                    870
Other                                                 601                    870
                                                 --------                -------
                                                   $3,594                $ 2,657
                                                 --------                -------

                                 NOTE 6. LEASES

The Company leases certain facilities used in operations under non-cancelable operating leases.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at March 31, 1997:

(In Thousands)          Fiscal Year Ended March 31, 1997
-------------           --------------------------------
1998                                              $1,598
1999                                               1,353
2000                                               1,178
2001                                                 814
2002                                                 454
Thereafter                                         1,601
                                                  ------
                                                  $6,998
                                                  ------

Rent expense was approximately $1,584,000, $1,472,000, and $1,420,000 for the years ended March 31, 1997, 1996, and 1995, respectively.

                             NOTE 7. LINE OF CREDIT

The Company has available a revolving line of credit covered by a Master Loan Agreement (the "Loan Agreement"), as amended, which expires August 13, 1997 and which is unsecured. The available line of credit is for $ 4,000,000. Borrowings under the line of credit bear interest at the bank's reference rate (8.5% at March 31, 1997). The Loan Agreement requires the Company to maintain certain financial ratios, profitability levels, a minimum net worth of $25,000,000, and limits the payment of dividends. As of March 31, 1997, the Company had no borrowings under the line of credit.

                              NOTE 8. INCOME TAXES

Significant components of the provision for income taxes are as follows:


                                  Fiscal Years Ended March 31,
                                  1997         1996       1995
                               -------      -------      -----
Current:
   Federal                     $ 2,468      $ 1,387      $   -
   State                           378          198          -
                               -------      -------      -----
Total current                    2,846        1,585          -
Deferred:
   Federal                        (506)        (184)       141
   State                           (97)          32        (12)
                               -------      -------      -----
Total deferred                    (603)        (152)       129
                               -------      -------      -----
Provision for income taxes     $ 2,243      $ 1,433      $ 129
                               -------      -------      -----


The reconciliation of the provision for income taxes computed at the U.S. federal statutory tax rate to the effective tax rate is as follows:


                                                                  Fiscal Years Ended March 31,
                                                        1997                   1996               1995
                                                 Amount       Percent  Amount     Percent   Amount     Percent
                                                 ------       -------  ------     -------   ------    ----------
At U.S. statutory rate                           $2,005        34.0%   $1,261        34.0%   $ 140         34.0%
State income tax, net of federal tax benefit        186         3.1       152         4.1       (8)        (2.0)
Other                                                52         1.0        20          .5       (3)         (.8)
                                                 ------       -------  ------     -------   ------    ----------
                                                 $2,243        38.1%   $1,433        38.6%   $ 129         31.2%
                                                 ------       -------  ------     -------   ------    ----------

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                  March 31,    March 31,
                                                                                    1997          1996
                                                                                  -------        -------
Deferred tax liabilities:
   Tax depreciation in excess of financial statement depreciation                 $    20        $   132
   Other                                                                                -             50
                                                                                  -------        -------
   Total deferred tax liabilities                                                      20            182
Deferred tax assets:
   Inventory valuation                                                              1,265            965
   Accruals and reserves not deductible for tax purposes                              755            738
   Other                                                                              124              -
                                                                                  -------        -------
   Total deferred tax assets                                                        2,144          1,703
                                                                                  -------        -------
Net deferred tax assets                                                           $ 2,124        $ 1,521
                                                                                  -------        -------

                          NOTE 9. SALARY DEFERRAL PLAN

The Salary Deferral Plan (the "Plan") is qualified under Section 401(k) of the Internal Revenue Code and allows all eligible employees to defer a percentage of their earnings on a pretax basis through contributions to the Plan. The Plan provides for employer contributions at the discretion of the Board of Directors. Company contributions to the plan were $57,000 in fiscal 1997. No contributions were made in fiscal 1996 and 1995. Administrative expenses relating to the Plan are insignificant.

                          NOTE 10. SHAREHOLDERS' EQUITY

                             INITIAL PUBLIC OFFERING

In December 1995, the Company completed an initial public offering of 1,600,000 shares of common stock. An additional 400,000 shares of outstanding common stock were offered by certain selling shareholders. The Company received net proceeds of approximately $10.4 million after deducting expenses and underwriting discounts. Upon closing of the offering, all shares of preferred stock outstanding converted into 3,200,720 shares of common stock. In January, 1996, the underwriters exercised their over-allotment option related to the Company's initial public offering. Accordingly approximately 240,000 shares of common stock were sold by the Company. An additional 60,000 shares of outstanding common stock were sold by certain selling shareholders. The Company received net proceeds of approximately $1.7 million, after deducting expenses and underwriting discounts.

                                 PREFERRED STOCK

The Board of Directors has the authority, without further action by the Shareholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participation, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock.

                               STOCK OPTION PLANS

The Company has an incentive stock plan under which shares of common stock are reserved for issuance to certain employees and consultants. Under the 1994 Stock Option Plan (the "Plan"), which was approved in April 1994 and expires ten years from adoption, the Company may grant either incentive stock options or nonstatutory stock options, as designated by the Board of Directors. The 1994 Plan is intended as a successor equity incentive program to the earlier 1985 Stock Option Plan, which expired in 1994. All outstanding stock options under the predecessor plan were incorporated into the 1994 Plan but will continue to be governed by the terms and conditions of the specific instruments evidencing those options. On October 30, 1995, the Board of Directors approved an increase in the number of shares available for issuance under the 1994 Stock Option Plan to 500,000 shares.

The 1994 Plan provides that (i) the exercise of an incentive stock option will be no less than the fair market value of the Company's common stock at the date of grant, (ii) the exercise price of a nonstatutory stock option will be no less than 85% of the fair market value, and (iii) the exercise price to an optionee who possesses more than 10% of the total combined voting power of all classes of stock will be no less than 110% of the fair market value. The plan administrator has the authority to set exercise dates (no longer than ten years from the date of grant or five years for an optionee who meets the 10% criteria), payment terms, and other provisions for each grant. Unexercised options are canceled upon termination of employment and become available under the 1994 Plan.


Activity under the Plan with respect to stock options and stock purchase rights is set forth below:

                                                 Shares               Outstanding Options
                                                Available      ---------------------------------                   Weighted Average
                                                for Grant      Number of Shares  Price Per Share       Total        Exercise Price
                                                ---------      ----------------  ---------------    ------------   -----------------
Balance at March 31, 1994                          10,559           542,615      $ .50 - $7.00      $ 1,239,465
  Additional shares authorized for 1994 Plan      489,416                --                 --               --
  Options granted                                (405,006)          405,006               3.00        1,215,018
  Options exercised                                    --          (114,476)       .50 -  1.50          (62,040)
  Options canceled                                163,063          (163,063)       .50 -  7.00         (811,911)
                                                ---------      ------------      -------------      ------------          ----------
Balance at March 31, 1995                         258,032           670,082        .50 -  3.00         1,580,532
  Additional shares authorized for 1994 Plan      262,466                --                 --               --
  Options granted                                (221,500)          221,500       3.00 - 10.00         1,842,750
  Options exercised                                    --          (130,338)       .50 -  3.00          (165,349)
  Options canceled                                 69,409           (71,808)      1.50 -  3.00          (200,572)
                                                ---------      ------------      -------------      ------------          ----------
Balance at March 31, 1996                         368,407           689,436       1.50 - 10.00         3,057,352
  Options granted                                (303,500)          303,500       9.50 - 14.00         3,602,000          $  11.87
  Options exercised                                    --          (169,039)      1.50 - 10.00          (347,798)             2.06
  Options canceled                                 54,773           (54,773)      1.50 - 13.88          (336,863)             6.15
                                                ---------      ------------      -------------      ------------          ----------
Balance at March 31, 1997                         119,680           769,124       1.50 - 14.00      $  5,974,691          $   7.77
                                                ---------      ------------      -------------      ------------          ----------

At March 31, 1997, outstanding options covering 252,883 shares were exercisable.

In March 1995, the Company offered to all optionees holding options with an exercise price higher than the prevailing fair value of such options the right to exchange their options for new options exercisable at such fair market value. Options on 110,256 shares were exchanged and are reflected in the table above. The options issued in the exchange were not exercisable until September 1995 and expire in March 2005.

The following table summarizes information about stock options outstanding and exercisable at March 31, 1997:

                            Options Outstanding                                          Options Exercisable
-------------------------------------------------------------------------------    ----------------------------------
                                            Weighted-Average      Weighted             Number             Weighted
   Range of        Number Outstanding          Remaining          Average          Exercisable at          Average
Exercise Price      at March 31, 1997       Contracted Life    Exercise Price      March 31, 1997      Exercise Price
---------------    ------------------       ----------------   --------------      --------------      --------------
$ 1.50 - $ 3.00           311,271              7.35 years         $ 2.97               199,145              $ 2.96
  7.50 -  10.00           198,353              8.96 years           9.67                49,177                 9.58
 10.75 -  14.00           259,500              9.78 years          12.07                 4,561               12.87

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock options since, as discussed below, the alternative fair market value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, if the exercise price of the Company's stock options is equal to the market price of the underlying stock on the date of grant, no expense is recognized.

Pro forma information regarding net income and net income per share is required by FAS 123, which also requires that the information be determined as if the Company had accounted for its stock options granted subsequent to March 31, 1995 under the fair value method. The fair market value for options granted prior to December 1995, the date of the initial public offering of the Company's common stock, was estimated at the date of grant using the Minimum Value Method. The fair market value for options granted subsequent to December 1995 was estimated at the date of grant using the Black-Scholes option pricing model. The Company valued its options using the following weighted-average assumptions for fiscal years ended March 31, 1997 and 1996:

                                              Fiscal years ended March 31,
                                               1997                1996
                                             -------             -------
Risk-free interest rate                          6.4%                5.9%
Dividend yield                                   0.0                 0.0
Volatility                                      72.1                50.1
Expected life of option                      5 years             5 years

The Black-Scholes option valuation model was developed for use in estimating the fair market value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair market value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair market value of its options.

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options vesting period. The Company's pro forma information follows:

                                                  1997                    1996
                                                -------                 -------
Net income                                      $ 3,141                 $ 2,215
Net income per share                            $  0.43                 $  0.37

The weighted average grant date fair value of options granted during the fiscal years ended March 31, 1997 and 1996 was $7.43 and $4.59, respectively.

                      OUTSIDE DIRECTOR'S STOCK OPTION PLAN

On October 30, 1995, the Board of Directors approved, and on November 22, 1995, shareholders approved the Outside Directors' Stock Option Plan (the "Directors' Plan") whereby 75,000 shares of common stock were reserved for issuance under the Directors' Plan. Options are granted automatically under the Directors' Plan at periodic intervals to nonemployee members of the Board of Directors at an exercise price equal to 100% of the fair market value of the option shares on the date of grant. Such options have a maximum term of 10 years. New directors are automatically granted an option to purchase 6,000 shares at their date of election or appointment to the Board. During the fiscal year ended March 31, 1997, no options were granted. At March 31, 1997, options to purchase 24,000 shares of common stock were outstanding of which 8,500 options were exercisable.

As a result of FAS 123 only being applicable to options granted subsequent to March 31, 1995, its pro forma effect will not be fully reflected until future years.

                          EMPLOYEE STOCK PURCHASE PLAN

On October 30, 1995, the Board of Directors approved the implementation of an Employee Qualified Stock Purchase Plan (the "ESPP"). Under the ESPP, 250,000 shares of common stock have been reserved for issuance to employees of the Company. The ESPP became effective on the closing of the public offering, December 20, 1995. During the fiscal year ended March 31, 1997, 44,365 shares of common stock were purchased under the ESPP.

                 NOTE 11. SIGNIFICANT CUSTOMERS AND EXPORT SALES

In fiscal 1997, two customers accounted for 20% and 11% of net sales. In fiscal 1996, two customers accounted for 29% and 19% of net sales. In fiscal 1995, no customer accounted for more than 10% of net sales. A summary of export sales is as follows:

                                             Fiscal Years Ended March 31,
(In Thousands)                             1997         1996          1995
--------------                           -------      -------       -------
United States                            $36,306      $33,159       $22,998
Europe                                     4,720        2,990         7,880
Japan                                      2,998        1,345         1,731
Other                                      1,322          230            58
                                         -------      -------       -------
                                         $45,346      $37,724       $32,667
                                         =======      =======       =======

                   NOTE 12. SUPPLEMENTAL CASH FLOW INFORMATION


                                                                  Fiscal Years Ended March 31,
(In Thousands)                                                 1997           1996           1995
--------------                                              ----------     ----------     ----------
Cash paid for interest                                      $       --     $      454     $      508
Cash paid (refunded) for income taxes                       $    1,495     $    1,063     $       (7)
Capital lease obligations incurred to acquire equipment     $       --     $      255     $       29

                    CONDENSED CONSOLIDATED QUARTERLY RESULTS

Unaudited (In Thousands except per share data)

                                                   Quarter Ended
1997                           June 30       Sept. 30       Dec. 31      March 31
----                          --------       --------      --------      --------
Net sales                     $ 11,518      $  11,657      $ 10,565     $  11,606
Gross profit                     4,266          4,302         3,552         4,308
Income from operations           1,316          1,547         1,007         1,504
Net income                         905          1,026           712         1,013
Net income per share          $   0.12      $    0.14      $   0.10      $   0.14
                              ========       ========      ========      ========

                                                                Quarter Ended
1996                           June 30       Sept. 30       Dec. 31      March 31
----                          --------       --------      --------      --------
Net sales                     $  8,003       $  8,731      $ 10,150      $ 10,840
Gross profit                     2,834          3,161         3,670         4,175
Income from operations             410            799         1,152         1,592
Net income                         179            420           633         1,044
Net income per share          $   0.03       $   0.08      $   0.11      $   0.14
                              ========       ========      ========      ========

                MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED
                               STOCKHOLDER MATTERS

The Company's Common Stock is traded on the Nasdaq National Market under the symbol CLTK. The following table sets forth the range of high and low closing sale prices as reported on the Nasdaq National Market System.


Quarter ended
FISCAL 1997                                           HIGH                 LOW
-----------                                          ------               -----
June 30, 1996                                        $16.00               $9.50
September 30, 1996                                    14.75                9.75
December 31, 1996                                     16.25                9.75
March 31, 1997                                        14.75                9.25

FISCAL 1996
-----------                                          ------               -----
December 31, 1995                                    $10.63               $8.00
March 31, 1996                                        11.25                7.88

At April 25, 1997, there were approximately 287 shareholders of record. To date, the Company has neither declared nor paid cash dividends on shares of its Common Stock. The Company currently intends to retain all future earnings for its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In addition, the Company's line of credit prohibits payment of cash dividends without prior bank approval.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Celeritek, Inc.

We have audited the accompanying consolidated balance sheets of Celeritek, Inc. as of March 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Celeritek, Inc. at March 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.


                                        /s/ ERNST & YOUNG LLP

San Jose, California
April 25, 1997

                              INVESTOR INFORMATION

BOARD OF DIRECTORS                           CORPORATE HEADQUARTERS                     CORPORATE AND INVESTOR INFORMATION
William H. Younger, Jr.                      3236 Scott Boulevard                       A copy of the Company's Annual Report
General Partner                              Santa Clara, CA  95054                     and Form 10-K are available upon written
Sutter Hill Ventures                         (408) 986-5060                             request from:

Charles P. Waite                             INDEPENDENT ACCOUNTANTS                    INVESTOR RELATIONS
General Partner                              Ernst & Young LLP                          Celeritek, Inc.
Greylock Ventures Limited Partnership        55 Almaden Boulevard                       3236 Scott Boulevard
                                             San Jose, CA  95113                        Santa Clara, CA  95054
William D. Rasdal
Chairman of the Board                        ATTORNEYS
and Chief Executive Officer                  Wilson, Sonsini, Goodrich & Rosati, PC
SymmetriCom, Inc.                            650 Page Mill Road
                                             Palo Alto, CA  94304
Robert C. Mullaley
Consultant and Private Investor              TRANSFER AGENT AND REGISTRAR
                                             Bank of Boston
Tamer Husseini                               c/o Boston EquiServe, LP
Chairman of the Board                        PO Box 8040
President and Chief Executive Officer        Boston, MA  02266-8040
Celeritek, Inc.
                                             ANNUAL STOCKHOLDERS' MEETING
OFFICERS                                     August 13, 1996
Tamer Husseini                               9:00 am
Chairman of the Board                        Corporate Headquarters
President and Chief Executive Officer
                                             STOCK MARKET INFORMATION
Robert D. Jones                              The common stock is traded on
Senior Vice President, Marketing and Sales   The Nasdaq Stock Market Symbol (CLTK)

Gary J. Policky
Vice President, Engineering
and Chief Technical Officer

Richard Finney
Vice President, Manufacturing Operations

Margaret E. Smith
Vice President, Finance
and Chief Financial Officer