Form 10-K, Exhibit 13
period 1998-03-31
CELERITEK INC/CA
filed 1998-06-05
CIK 919583

                                                                    Exhibit 13.1

Celeritek, Inc. designs and manufactures gallium arsenide radio-frequency integrated circuits (GaAs RF ICs) and high-frequency radio transceiver subsystems and components that enable a wide range of wireless communications applications. The Company's products are used worldwide by leading manufacturers of wireless communications systems.










                                    Contents
                                    ---------------------------------
                                    1998 Highlights                 1

                                    Letter to Shareholders          2

                                    Gallium Arsenide                6

                                    Semiconductors                 10

                                    Wireless Subsystems            14

                                    1998 Financial Review          18

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
                      (in thousands, except per share data)


STATEMENT OF INCOME DATA:         1998        1997        1996       1995         1994
---------------------------------------------------------------------------------------
Fiscal Year Ended March 31,

Net sales:

Commercial                      $32,887     $27,632     $28,021     $10,854     $ 6,274

Defense                          23,430      17,714       9,703      21,813      29,755
---------------------------------------------------------------------------------------
Total net sales                  56,317      45,346      37,724      32,667      36,029

Gross profit                     20,170      16,428      13,840      11,922      17,653

Income from operations            5,997       5,374       3,953         895       3,681

Net income                        3,991       3,656       2,276         284       1,925
---------------------------------------------------------------------------------------
Basic earnings per share        $  0.56     $  0.52     $  0.73     $  0.17     $  1.32

Diluted earnings per share      $  0.54     $  0.50     $  0.38     $  0.05     $  0.38
---------------------------------------------------------------------------------------
BALANCE SHEET DATA:

Total assets                    $48,448     $41,157     $33,877     $22,658     $22,995

Long-term obligations               906          --          --       1,294       1,712
---------------------------------------------------------------------------------------


This Annual Report to Shareholders contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. These forward-looking statements represent the Company's expectations or beliefs concerning future events and include statements, among others, regarding ramp up and establishment of production capabilities and facilities and the long-term potential of the market. Reference is made to the discussion of risk factors detailed in the Company's filings with the Securities and Exchange Commission, including its report on Form 10-K and 10-Q.

                                                            FELLOW SHAREHOLDERS:
--------------------------------------------------------------------------------


As we continued our expansion into growing wireless markets, Celeritek gained real momentum in fiscal year 1998. We executed on our long-term growth goals. We made significant investments in capital equipment and increased capacity. We made strong additions to our technical management team. And we introduced innovative products that were embraced by leading original equipment manufacturers (OEMs) around the world. It has been a busy and productive year.


FINANCIAL PERFORMANCE

For the year ended March 31, 1998, Celeritek reported revenue of $56.3 million, a 24 percent increase from fiscal 1997 revenue of $45.3 million. Net income was $4.0 million or $0.54 per share, compared to net income of $3.7 million, or $0.50 per share the year before.

     Sales in our wireless subsystems division grew to $48.3 million, a 22 percent increase from last year's $39.7 million. Semiconductor division sales grew substantially, climbing 43 percent to $8.0 million from $5.6 million in 1997.


GaAS MARKET OPPORTUNITY

From our roots supplying advanced gallium arsenide (GaAs) components and subsystems for wireless communications systems in military markets, Celeritek today is increasingly focused on applying our extraordinary technology capabilities for use in expanding commercial applications. As the demand for wireless communications has grown, the lower frequency bands used for communications have become crowded. This has resulted in the allocation of higher frequencies for commercial applications.

     In the wireless handset market, the frequencies for Personal Communications Systems (PCS) and the European GSM standard are moving up to 2 GHz, a range where Celeritek's microwave signal processing technology and GaAs capabilities are strongest. In fiscal 1998, Celeritek executed on its plan to implement a state-of-the art fabrication facility, and automated assembly and test functions to help us meet the high-volume demand generated by this growing global marketplace.


EXPANDED CAPABILITIES

The first step in our plan was to put in place a team of semiconductor professionals with the experience and technical skills to run a high-volume, leading-edge factory. To this end, we strengthened our management team, naming Perry A. Denning vice president and general manager of Celeritek's semiconductor division. Denning, a 28-year veteran of the semiconductor industry, has held operations and production management positions at both VLSI Technology and Texas Instruments. In addition, we recruited a number of outstanding technologists with many years of experience in high-volume semiconductor production.

     We also upgraded our semiconductor manufacturing operations, applying proven high-volume, semiconductor manufacturing techniques to the manufacture of GaAs ICs. We automated the test function and added assembly equipment. We invested in new tool sets, and installed an advanced i-line stepper and robotic wafer handling equipment. The Company believes this equipment will allow us to increase output with improved quality and yields. We also enhanced etching, thin film deposition and other associated tools and processes. In the past, Celeritek has produced hardware in the thousands. We believe we are now ready to produce in the millions. With our expanded facilities and team, we believe that we will be able to achieve these levels.

SEMICONDUCTOR TECHNOLOGY

Celeritek upheld its tradition of delivering technologically advanced products in fiscal 1998. For example, our new Triniti DX(TM) PRO products were the first true 3.0-volt power amplifiers on the market. Because of the linearity and efficiency of these amplifiers, our customers are able to design phones with smaller batteries and longer talk time. New product introductions such as these are essential to maintain our competitive edge. As an experienced microwave company, we are able to apply our knowledge and expertise in microwave design to solve customers' wireless transmission problems. This ability to help customers use our products most efficiently is a key differentiator for Celeritek.


SUBSYSTEMS GROWTH

In our subsystems division, we continued to expand our customer base. Alcatel Espace, a major producer of microwave radios in France and the United States, became a Celeritek customer. In the satellite market, STM Wireless, a manufacturer and service supplier of satellite communications systems, selected Celeritek to develop products for their next-generation Ku-Band system. We are striving to further expand our customer base in fiscal 1999.

     Development efforts for components for the local multipoint distribution systems (LMDS) market are underway. LMDS will be used to transmit voice, video and fast data at millimeter wave frequencies directly to offices and homes. Frequencies for LMDS have been allocated, and auctions for these frequency blocks began in February, 1998. We believe our technological strength is well suited for this market growth area. Celeritek is a major supplier of millimeter wave products for commercial radio applications, and we believe that this valuable experience should allow us to succeed in the growing LMDS marketplace.


POSITIONED FOR THE FUTURE

In closing, I would like to thank you--our shareholders, board of directors, customers and employees--for your ongoing support in helping to make Celeritek an ever-stronger player in the expanding wireless communications industry. Going forward, we will continue to focus on providing innovative products for high-growth commercial wireless markets, while continuing to support our customers in military markets. We believe that the investments we made this year position Celeritek to maintain its momentum in meeting the evolving needs of an increasingly wireless world.



          [PHOTO OF CHAIRMAN, PRESIDENT, AND CHIEF EXECUTIVE OFFICER]


/s/ TAMER HUSSEINI
----------------------------------------------
Tamer Husseini
Chairman, President and Chief Executive Officer

[Photo of Top]               [Photo of the String]

With a clear focus on enabling commercial wireless communications applications, Celeritek is moving ahead. Five years ago, virtually all of our business came from military markets. Today, almost 60 percent of our business comes from commercial customers. And the evolution continues. We have organized the Company into two synergistic divisions--GaAs RF ICs, or semiconductors, and wireless subsystems. We believe that the advanced ICs and transceivers from these two complementary divisions help customers who are building the infrastructure of wireless networks, as well as those who are supplying products for end-user subscribers to those networks. With a product line from 800 MHz to 40 GHz, we cover all of the major wireless frequencies and applications, enabling us to meet a broad range of OEM customers' requirements. We believe that Celeritek has tremendous momentum in the commercial markets we've targeted...and we are continuing to pick up the pace.



                                    MOMENTUM

      ENABLING WIRELESS COMMUNICATION THROUGH GALLIUM ARSENIDE TECHNOLOGY


                              [Photos of Products]


THE TECHNOLOGY FOR THE TIMES

As the lower frequency bands used in commercial wireless communications markets have become increasingly congested, there has been a growing demand to apply radio frequency (RF) and microwave technologies to commercial wireless applications. Gallium arsenide (GaAs) enables RF and microwave wireless communication products to achieve the necessary price/performance levels for high-volume commercial applications.

     From our heritage of enabling high-performance wireless communications for military markets, Celeritek has advanced its proven expertise in GaAs technology over the past 13 years. Now we are using our strong capabilities in GaAs and microwave signal processing to help leading manufacturers add value to their wireless communications products for commercial applications--from cellular telephones to satellite systems. Our in-house foundry for producing GaAs semiconductors gives us an additional advantage in being able to provide customers with customized chips--and subsystems--in the shorter timeframes we believe they need to gain an edge in their markets. And our application engineers have the specialized knowledge and ability to support customers in developing the next generation of system-level wireless products that will provide even better access to people and information around the globe.

                            [Photo of Spinning Tops]


From home offices to corporate telecommuters, the demand for high-speed Internet access is accelerating at an explosive pace. The proliferation of mobile computing is pushing the demand for wireless data networks. Digital cellular, PCS and GSM phones are finding their way into the pockets of more and more people as these once-luxury products become increasingly essential to people's everyday professional and personal lives. Developing countries around the world are finding it economically advantageous to go wireless as they design and build-out their communications infrastructures. These are the markets Celeritek seeks to serve with our advanced GaAs RF ICs and wireless subsystems.


                                   EXPANSION

                                SEMI-CONDUCTORS



MAKING WIRELESS PHONES SOUND        Our semiconductor division focuses on
BETTER AND LAST LONGER              providing GaAs RF ICs and GaAs field effect
                                    transistors (FETs) that are used in wireless telephone handsets and base stations. We're not just making ICs and FETs, however--we're really making it possible for wireless telephones to sound better and let people talk longer. We're making it possible for handsets to be smaller and lighter to carry.



                              [PHOTO OF PRODUCTS]

KEEPING AN EDGE IN EXPANDING MARKETS



                              [PHOTO OF PRODUCTS]

Celeritek's advanced GaAs RF ICs enable manufacturers to deliver smaller, lighter wireless telephones with longer talk times.



CONDUCTORS



STAYING ON TOP OF THE TRENDS

The whole world, it seems, is going wireless.

     In developed countries, people are signing up for wireless telephone services at an accelerating rate. With more and more subscribers looking for better voice clarity and higher quality across greater distances, analog cellular phone service is giving way to digital cellular and PCS phone systems, which operate at higher frequencies. And consumer demand continues to climb for smaller, lighter phones--the smaller and lighter, the better. These demands require specific technical capabilities. And these are the capabilities that Celeritek offers. Our high gain and efficiency capabilities, for example, enable smaller, lighter handsets. Linear power provides phones that sound better. Dual-band PCS and cellular capabilities allow phones to work almost everywhere.

     In developing countries, where basic telephone service has been rare or nonexistent, governments have made financial commitments to install wireless, rather than conventional land-based wireline systems. Celeritek has the ability to be instrumental in enabling these widespread wireless local loop (WLL) projects by providing advanced yet affordable IC solutions for the networks' base stations as well as for subscribers' terminals.

     And because these trends are growing, they translate into expanding opportunities for Celeritek.



                              [PHOTO OF PRODUCTS]

                                                                            SEMI



                            [PHOTO OF THE FAB AREA]


PIONEERING 3.0-VOLT PERFORMANCE

With this year's introduction of the Triniti DX(TM) PRO line of 3.0-volt power amplifiers, Celeritek once again led the charge, becoming the first supplier to provide true 3.0-volt performance. This innovation enables the smaller, lighter handsets and longer talk times that consumers are demanding. Offering solutions for dual-band cellular and PCS frequencies, the new product line also supports TDMA, CDMA and the European/worldwide GSM modulation schemes, providing OEMs with the possibility of producing phones that truly do work everywhere.

     Embraced by customers, our new 3.0-volt products have already earned multiple design wins from major OEMs for use in their next-generation products.



                              [PHOTO OF PRODUCTS]

CONDUCTORS



                           [PHOTOS OF THE TEST AREAS]



ONGOING TECHNOLOGY LEADERSHIP

Celeritek continues to lead the way in producing technologically advanced yet cost-effective GaAs RF IC power amplifiers. Our pHEMT technology, coupled with our unique microwave expertise, enables Celeritek to deliver innovative circuit solutions that extract the best performance from a given design. Our ultralinear efficient power amplification extends battery performance. And Celeritek has one of the smallest die size in the industry, resulting in advanced products that are also affordable. Our innovative cavity packaging technology further improves product performance and gives Celeritek an additional technological edge.

     Our low-cost semiconductor solutions have earned Celeritek many strategic design wins. These include wins from OEMs engaged in cellular GSM and PCS handsets and infrastructure projects; from WLL single- and multi-line terminal manufacturers; and from satellite handset programs including Global Star. We believe these wins--and the Celeritek people and products behind them--position our company for ongoing success in a wide array of expanding wireless markets around the world.

     Previous design wins from such industry-leading cellular and PCS handset OEMs as Motorola and Philips Consumer Communications (PCC) have led to current high-volume production contracts. This year, we upgraded our IC foundry with state-of-the-art equipment, and expanded its capacity to meet the volume demands of these kinds of contracts.



                        [PHOTOS OF MANUFACTURING AREAS]

                                                                        WIRELESS



BUILDING THE WIRELESS NETWORK       Helping customers build the wireless
                                    networks around the world, Celeritek's
                                    subsystems division focuses on
                                    point-to-point radios, point-to-multipoint radios, LMDS and satellite applications.
                                    Wireless networks depend on high-quality transceivers to complete a clear, accurate communications link. Celeritek's subsystem products make these high-quality links possible by enabling critical RF and microwave transmit-and-receive functions within the networks.



                              [PHOTOS OF PRODUCTS]

KEEPING AN EDGE IN EXPANDING MARKETS



                              [PHOTO OF PRODUCTS]


Celeritek's high-quality wireless subsystem products enable critical transmit-and-receive functions for a range of advanced point-to-point radio applications.



SUBSYTEMS



EXPANDING OPPORTUNITIES

Celeritek has long been a leading supplier to manufacturers of point-to-point microwave radios that serve as the digital links between cellular and PCS base stations and switched networks. Now, as these OEMs increasingly transition from point-to-point radios to point-to-multipoint radios to meet growing demands for high-speed Internet access, the concurrent market opportunity is expanding significantly. Celeritek believes that it has the products--complete outdoor units (ODUs) and microwave converters--to support these evolving market needs. We are also developing products for LMDS, a specialized point-to-multipoint system that is expected to become increasingly popular for transmitting multimedia data. Auctions for LMDS frequencies began this past February in the United States. Celeritek provides a full range of components at all frequencies between 13-38 GHz to meet a wide range of domestic and international requirements. Current customers include such leading manufacturers as Alcatel, Innova and P-Com.



                              [PHOTO OF PRODUCTS]

                                                                        WIRELESS



                            [PHOTO OF ASSEMBLY AREA]



Satellite applications, too, are expanding in similar volumes, driven by increasing needs for small office/home office (SOHO) applications in developed countries, and wireless telephony applications in developing countries. These changing market dynamics are creating significantly increased opportunities for Celeritek. By providing higher levels of integration in our Ku- and C-Band transceivers and ODUs for use in very small aperture terminals (VSATs), we are able to offer our customers--such as G.E. Spacenet and Gilat--advanced functionality, smaller sizes, lower costs and higher volumes.

Celeritek is also continuing to help customers build the growing PCS and cellular telephone infrastructures with our base station power amplifiers and drivers. We have now developed a line of standard transmit products for repeaters and picocells--essentially, small transceivers--to address the needs of a broad base of customers within a dynamic marketplace.



                              [PHOTOS OF PRODUCTS]

SUBSYTEMS



                            [PHOTO OF ASSEMBLY AREA]



A MILITARY HERITAGE

Our strong technology foundation is built on a 13-year track record of providing broadband amplifiers and complex wireless subsystems for defense communications systems. Military solutions require technological superiority and the highest reliability--qualities that Celeritek seeks to deliver to our customers in defense and commercial markets.

DESIGNING FOR VOLUME

From our years of experience designing and manufacturing RF and microwave devices for use in high-volume communications applications, Celeritek has compiled an extensive library of proven signal-processing circuits that can be quickly and efficiently integrated into higher-level systems. We believe this modular approach to the engineering process helps our customers bring their products to market faster and at lower costs. Our vertically integrated manufacturing operations--including our internal GaAs semiconductor foundry, state-of-the-art thin-film hybrid technology and surface mount technology (SMT) assembly operations--enable us to provide customers with the manufacturing technology necessary for each job.



                              [PHOTOS OF PRODUCTS]

                                                                       FINANCIAL



                                    [GRAPHS]


CONTENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS                 19

CONSOLIDATED BALANCE SHEETS                                   23

CONSOLIDATED STATEMENTS OF INCOME                             24

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY               25

CONSOLIDATED STATEMENTS OF CASH FLOWS                         26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                    27

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS             37

INVESTOR INFORMATION                                          38

Management's Discussion and Analysis of Financial
Conditions and Results of Operations



REVIEW



The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements represent the Company's expectations or beliefs concerning future events and include statements, among others, regarding ramp up and establishment of production capabilities and facilities and the long-term potential of the market. Actual results could differ materially from those projected in the forward-looking statements as a result of known and unknown risk factors and uncertainties. Such factors may include, but are not necessarily limited to, the timing, cancellations or delay of customer orders; continued achievement of design wins; the mix of products sold; changes in manufacturing capacities and variation in the utilization of this capacity; market acceptance of the Company's and its customers' products; variations in manufacturing yields, and other competitive factors and other factors set forth in "-factors that may affect future operating results". Reference is made to the discussion of risk factors detailed in the Company's filings with the Securities and Exchange Commission, including its reports on Forms 10-K and 10-Q.

OVERVIEW

The Company designs, develops, manufactures and markets gallium arsenide radio-frequency integrated circuits (GaAs RF ICs) and high-frequency radio transceiver subsystems and components that provide core transmit and receive functions for wireless communications systems and defense electronics. The Company's subsystems products are primarily utilized in point-to-point and point-to-multipoint radios, satellite-based communications and defense electronics systems. The Company's semiconductor products are primarily utilized in telephones for cellular, PCS and wireless local loop subscriber units. During fiscal 1998, commercial sales increased 19% over fiscal 1997 from $27.6 million to $32.9 million. Defense sales increased 32% from $17.7 million in fiscal 1997 to $23.4 million in fiscal 1998. Sales in fiscal 1998 to the defense electronics markets increased as a result of reduced competition and the addition of defense-related satellite communications business. The Company does not expect defense sales to increase in the future.

     A relatively limited number of OEM customers have historically accounted for a substantial portion of the Company's sales. In fiscal 1997 and 1998, sales to the top ten such customers accounted for approximately 66% and 63%, respectively, of total net sales. In fiscal 1998, one of the Company's OEM customers accounted for 20% of total net sales. The Company expects that sales of its products to a limited number of OEM customers will continue to account for a high percentage of its sales for the foreseeable future, however, the specific customers will likely change from year to year. If the Company were to lose a major OEM customer, or if orders by a major OEM customer were to otherwise decrease or be delayed, including reductions due to market or competitive conditions in the wireless communications markets or decreases in government defense spending, the Company's business, operating results and financial condition would be materially adversely affected.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS


    The Company's gross margins in any period are affected by a number of different factors. Gross margins for certain of the Company's products, primarily its semiconductor products, are strongly impacted by production volume. The fabrication and packaging of integrated circuits, particularly GaAs RF ICs, are highly complex and precise processes. Minute impurities, defects in the masks used to print circuits on a wafer, difficulties in the fabrication or packaging processes, or other factors could result in lower than expected production yields, which could adversely effect gross margins. Gross margins for commercial products also depend on pricing pressure and market demand for lower cost products in commercial markets. Because of the different gross margins on various products, changes in product mix can impact gross margins in any particular period. In addition, in the event that the Company is not able to adequately respond to pricing pressures, the Company's current customers may decrease, postpone or cancel current or planned orders, and the Company might not be able to secure new customers. As a result, the Company may not be able to achieve desired production volumes or gross margins.

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

FISCAL 1998 COMPARED TO FISCAL 1997

The Company's total net sales increased 24% from $45.3 million in fiscal 1997 to $56.3 million in fiscal 1998. The increase in sales between fiscal 1997 and fiscal 1998 was due to increased sales to both the commercial and defense markets. Commercial sales increased 19%, with semiconductor products growing from $5.6 million in fiscal 1997 to $8.0 million in fiscal 1998. The increase in the semiconductor sales was the result of a more than four fold increase in the sales of GaAs RF power amplifiers for use in PCS handsets. Commercial subsystems sales increased 13% from $22.0 million in fiscal 1997 to $24.9 million in fiscal 1998. The increase in sales to the commercial subsystem market was the net result of a 62% increase in sales to microwave radio manufacturers and relatively flat sales to the satellite market.

    Gross margin was consistent at 36% in both fiscal 1998 and 1997. The Company's products have varying levels of gross margin. Semiconductor margins are volume and yield dependent. The semiconductor manufacturing process has a significant level of fixed costs and less than optimal volumes can result in lower than expected gross margins. Additionally, semiconductor parts generally have declining average selling prices. In the microwave radio market, continuing pricing pressures on the radio manufacturers has resulted in eroding average selling prices.

    Research and development expenses increased from $4.3 million, or 9% of total net sales in fiscal 1997, to $5.4 million, or 10% of total net sales in fiscal 1998, reflecting the Company's continuing investment in commercial product development, particularly for semiconductor products. The dollar increase was to support increased headcount. The Company expects the dollar amount of research and development expenses to continue to increase in future periods.

    Selling, general and administrative expenses increased from $6.8 million, or 15% of total net sales in fiscal 1998, to $8.8 million, or 16% of total net sales in fiscal 1998. The dollar increase was due to increased administrative costs to support increased headcount, legal expenses related to an acquisition attempt and increased insurance costs. Selling expenses increased due to higher commissions on an increased orders level and additional headcount.

    Interest income and expense and other income, net, was $525,000 in fiscal 1997 compared to $415,000 in fiscal 1998. The decrease is primarily due to lower interest income, due to lower cash balances, and increased interest expense, due to debt resulting from the purchase of capital assets.

FISCAL 1997 COMPARED TO FISCAL 1996

The Company's total net sales increased 20% from $37.7 million in fiscal 1996 to $45.3 million in fiscal 1997. The increase in sales between fiscal 1996 and fiscal 1997 was a result of significantly increased sales to defense customers. Commercial sales were $28.0 million in fiscal 1996 and $27.6 million in fiscal 1997. A decline in sales to the satellite-based communications market in fiscal 1997 was offset by increased sales to the microwave radio market. Defense sales increased by 82% from $9.7 million in fiscal 1996 to $17.7 million in fiscal 1997. The Company believes the increased sales to the defense market are the result of the Company achieving greater market

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS


share due to a decrease in the number of competitors, as opposed to market growth. The Company does not expect defense sales to increase in the future.

    Gross margin was relatively constant between fiscal 1996 and 1997 at 37% and 36%, respectively, of total net sales. The Company's gross margin improved due to increased sales to the defense market of products with higher gross margins than products sold to the commercial market. This improvement in margin was offset by an expense related to the cancellation of a commercial contract for satellite-based communications equipment. Excluding this expense from cost of sales for fiscal 1997, gross margin would have been 38%.

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

    Net cash provided by operating activities was $1.8 million and $6.9 million in fiscal 1996 and 1997, respectively, and net cash used in operating activities was $1.1 million in fiscal 1998. The increase in cash provided by operating activities in fiscal 1997 as compared to fiscal 1996 was due to higher net income, a lower increase in accounts receivable and increased accounts payable created by larger inventory purchases. Increased accrued liabilities due to higher income tax accruals also contributed to the increase in cash generated by operations. The decrease in cash provided by operating activities in fiscal 1998 was due to increased accounts receivable and inventory levels which were the result of higher levels of sales activity.

    Net cash used in investing activities was $8.1 million, $3.7 million and $3.4 million during fiscal 1996, 1997 and 1998, respectively. The net cash used for investing activities for all periods relates primarily to purchases of equipment and the sale and purchase of short-term investments. In fiscal 1996, the net cash used in investing activities was primarily due to the purchase of short-term investments. In fiscal 1997 and 1998, the net cash used was primarily for the purchase of equipment.

    In fiscal 1998, the Company financed $1.0 million of equipment purchases through long-term debt.

    As of March 31, 1998, the Company had $4.0 million of cash and cash equivalents, $7.5 million of short-term investments and $29.8 million of working capital. The Company believes that the current capital resources combined with cash generated from operations will be sufficient to meet its liquidity and capital expenditure requirements through at least fiscal 1999.

IMPACT OF YEAR 2000

The Company has determined that it will need to modify or upgrade portions of its software so that its various computer systems will function properly with respect to dates in the year 2000 and beyond. The Company presently believes that with modifications to existing software and conversions to newer versions of existing software, the Year 2000 will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed in a timely fashion, and such modifications and conversions to software of the Company's vendors, suppliers, financial institutions and service providers are not made or completed in a timely fashion, the Year 2000 issue could have a material adverse effect on the Company's business, operating results and financial condition. The Company does not, at this time, expect these modifications to materially impact the financial results of the Company. The Company plans to initiate formal communications with all of its significant suppliers and financial institutions to ensure that those parties have appropriate plans to deal with Year 2000 issues where their systems could impact the Company's operations. The Company has determined it has no exposure to contingencies related to the Year 2000 issue for the products it has sold.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS


FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

The following factors should be carefully reviewed in addition to the other information contained in this Annual Report to Shareholders.

    The Company's annual and quarterly results have fluctuated in the past, and may continue to fluctuate in the future, due to a number of factors, including the timing, cancellation or delay of customer orders; the mix of products sold; the timing of new product introductions by the Company or its competitors; the long sales cycle associated with the Company's application-specific products; market acceptance of the Company's and its customers' products; variations in average selling prices of semiconductors; variations in manufacturing yields; changes in inventory levels; and changes in manufacturing capacity and variations in the utilization of this capacity and other competitive factors. Any unfavorable changes in the factors listed above or others could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain annual or quarterly profitability in the future.

    The Company's ability to grow will depend substantially on its ability to continue to apply its radio frequency ("RF") and microwave signal processing expertise and GaAs semiconductor technologies to existing and emerging commercial wireless communications markets. If the Company is unable to design, manufacture and market new products for existing or emerging commercial markets successfully, its business, operating results and financial condition will be materially adversely affected. Furthermore, if the markets for the Company's products in the commercial wireless communications area fail to grow, or grow more slowly than anticipated, the Company's business, operating results and financial condition could be materially adversely affected.

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

    The life cycles of certain of the Company's products are dependent on the life cycle of the end products which utilize the Company's products. The life cycle of cellular and PCS telephones is expected to be relatively short. The Company's business, operating results and financial condition could be materially adversely affected by excess or obsolete inventory levels if the expected demand for a product does not materialize.

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

    The Company uses various third party integrated circuit assembly vendors to package its semiconductor products. The packaging of microwave components is technically difficult as the package acts as a tuning element on the integrated circuit causing the performance of the integrated circuit when packaged to differ from the performance before packaging. Because of these difficulties, all assembly vendors need to be carefully qualified and quality and volume issues may result in single source suppliers at times. The Company's inability to obtain acceptable quality levels or timely deliveries from its assembly vendors or the loss of any of its current vendors would result in delays or reduction of product shipments and could materially adversely affect its business, operating results and financial condition.

CONSOLIDATED BALANCE SHEETS


                                                                                     MARCH 31, 1998   MARCH 31, 1997
--------------------------------------------------------------------------------------------------------------------
(in thousands, except share amounts)

Assets
Current assets:
  Cash and cash equivalents                                                              $    4,022       $    7,033
  Short-term investments                                                                      7,500            8,200
  Accounts receivable, net of allowance for doubtful accounts of
   $595 and $520 at March 31, 1998 and 1997, respectively                                    15,816           10,111
  Inventories                                                                                10,635            7,318
  Prepaid expenses and other current assets                                                     415              270
  Deferred tax assets                                                                         1,927            2,144
                                                                                         ---------------------------
   Total current assets                                                                      40,315           35,076

Net property and equipment                                                                    8,042            6,038
Other assets                                                                                     91               43
                                                                                         ---------------------------
Total assets                                                                             $   48,448       $   41,157
                                                                                         ===========================

Liabilities and Shareholders' Equity
  Current liabilities:
  Current portion of long-term debt                                                      $      333       $       --
  Current obligations under capital leases                                                       70               --
  Accounts payable                                                                            4,491            3,889
  Accrued payroll                                                                             1,570            1,190
  Accrued liabilities                                                                         4,065            3,594
                                                                                         ---------------------------
   Total current liabilities                                                                 10,529            8,673

Long-term debt, less current portion                                                            667               --
Noncurrent obligations under capital lease commitments                                          239               --

Shareholders' equity:
Preferred stock, no par value:
  Authorized shares-2,000,000
   Issued and outstanding shares-none                                                            --               --
Common stock, no par value:
  Authorized shares-20,000,000
   Issued and outstanding shares-7,175,581 at March 31,
   1998 and 7,096,126 at March 31, 1997                                                      24,214           23,676
Retained earnings                                                                            12,799            8,808
                                                                                         ---------------------------
   Total shareholders' equity                                                                37,013           32,484
                                                                                         ---------------------------
Total liabilities and shareholders' equity                                               $   48,448       $   41,157
                                                                                         ===========================


See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME


                                                                                FISCAL YEARS ENDED MARCH 31,
----------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                        1998               1997              1996
Net sales                                                              $   56,317         $   45,346        $   37,724
Cost of goods sold                                                         36,147             28,918            23,884
                                                                       -----------------------------------------------
Gross profit                                                               20,170             16,428            13,840

Operating expenses:
  Research and development                                                  5,389              4,252             3,772
  Selling, general, and administrative                                      8,784              6,802             6,115
                                                                       -----------------------------------------------
Total operating expenses                                                   14,173             11,054             9,887
                                                                       -----------------------------------------------
Income from operations                                                      5,997              5,374             3,953
Interest income and other                                                     475                525               210
Interest expense                                                              (59)                --              (454)
                                                                       -----------------------------------------------
Income before income taxes                                                  6,413              5,899             3,709
Provision for income taxes                                                  2,422              2,243             1,433
                                                                       -----------------------------------------------
Net income                                                             $    3,991         $    3,656        $    2,276
                                                                       ===============================================

Basic earnings per share                                               $     0.56         $     0.52        $     0.73
Diluted earnings per share                                             $     0.54         $     0.50        $     0.38

                                                                       -----------------------------------------------
Weighted average common shares outstanding                                  7,126              7,017             3,107
Weighted average common shares outstanding, assuming dilution               7,450              7,352             5,953
                                                                       -----------------------------------------------


See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                                   TOTAL
                                           CONVERTIBLE                                            RETAINED     SHAREHOLDERS'
                                         PREFERRED STOCK                  COMMON STOCK            EARNINGS         EQUITY
----------------------------------------------------------------------------------------------------------------------------
(in thousands)                        Shares          Amount          Shares        Amount

BALANCE AT MARCH 31, 1995              2,134         $ 9,866           1,732        $   724        $ 2,876        $13,466
Issuance of common stock
  on exercise of options
  under stock option plan,
  net of repurchases                      --              --             118            125             --            125
Conversion of preferred
  stock to common stock               (2,134)         (9,866)          3,201          9,866             --             --
Issuance of common stock
  in initial public offering,
  net of issuance costs                   --              --           1,840         12,052             --         12,052
Net income                                --              --              --             --          2,276          2,276
                                     ---------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1996                 --              --           6,891         22,767          5,152         27,919
Issuance of common stock
  on exercise of options
  under stock option plan,
  net of repurchases                      --              --             161            279             --            279
Issuance of common stock
  under employee stock
  purchase plan                           --              --              44            323             --            323
Tax benefit of stock
  option exercises                        --              --              --            307             --            307
Net income                                --              --              --             --          3,656          3,656
                                     ---------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1997                 --              --           7,096         23,676          8,808         32,484
Issuance of common stock
  on exercise of options
  under stock option plan                 --              --              32            134             --            134
Issuance of common stock
  under employee stock
  purchase plan                           --              --              48            404             --            404
Net income                                --              --              --             --          3,991          3,991
                                     ---------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1998                 --         $    --           7,176        $24,214        $12,799        $37,013
                                     =======================================================================================


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  FISCAL YEARS ENDED MARCH 31,
-----------------------------------------------------------------------------------------------------
(in thousands)                                                 1998             1997             1996

OPERATING ACTIVITIES
Net income                                                 $  3,991         $  3,656         $  2,276
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
   Depreciation and amortization                              2,358            2,119            1,880
   Loss on disposal of property and equipment                    --                7               56
   Deferred income taxes                                        306             (603)            (152)
   Changes in operating assets and liabilities
     Accounts receivable                                     (5,705)            (436)          (2,104)
     Inventories                                             (3,317)            (920)          (1,279)
     Prepaid expenses and other current assets                 (145)            (144)             (65)
     Accounts payable, accrued payroll
      and accrued liabilities                                 1,364            3,184            1,186
                                                           ------------------------------------------
Net cash provided by (used in) operating activities          (1,148)           6,863            1,798

INVESTING ACTIVITIES
Purchases of property and equipment                          (4,029)          (3,043)            (628)
Decrease in other assets                                        (48)              --               --
Purchase of short-term investments                          (10,180)         (14,525)         (23,500)
Proceeds from maturities of
  short-term investments                                     10,880           13,825           16,000
                                                           ------------------------------------------
Net cash used in investing activities                        (3,377)          (3,743)          (8,128)

FINANCING ACTIVITIES
Payments on lines of credit                                      --               --           (3,750)
Borrowings under lines of credit                                 --               --            2,250
Payments on long-term debt                                       --               --           (2,815)
Borrowings on long-term debt                                  1,000               --              286
Payments on obligations under capital leases                    (24)              --             (701)
Net proceeds from issuance of common stock                      538              602           12,177
                                                           ------------------------------------------
Net cash provided by financing activities                     1,514              602            7,447
                                                           ------------------------------------------
Increase (decrease) in cash and cash equivalents             (3,011)           3,722            1,117
Cash and cash equivalents at beginning of period              7,033            3,311            2,194
                                                           ------------------------------------------
Cash and cash equivalents at end of period                 $  4,022         $  7,033         $  3,311
                                                           ==========================================


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. BUSINESS ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITIES Celeritek, Inc. (the "Company") designs, develops, manufactures, and markets gallium arsenide radio-frequency integrated circuits and high frequency radio transceiver subsystems and components that provide core transmit and receive functions for wireless communications systems. The Company's subsystems products are utilized in point-to-point and point-to-multipoint radios, satellite-based communications and defense electronics. The Company's semiconductor products are primarily used in telephones for cellular and PCS systems, and wireless local loop subscriber terminals. The Company's defense electronic products are for applications such as missile guidance and electronic countermeasures.

BASIS OF PRESENTATION The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Intercompany accounts and transactions have been eliminated. The Company's reporting period consists of a fifty-two week period ending on the Sunday closest to the calendar month end. Fiscal years 1998, 1997 and 1996 ended on March 29, March 30 and March 31, respectively. For convenience, the accompanying financial statements have been shown as ending on the last day of the calendar month.

USE OF ESTIMATES The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS The Company considers highly liquid investments with maturities of less than three months when purchased to be cash equivalents. Investments with maturities greater than three months and less than one year are classified as short-term investments. Other than U.S. government treasury instruments, the Company's investment policy limits the amounts invested in any one institution or in any single type of instrument.

CONCENTRATION OF CREDIT RISK The Company sells its products primarily to original equipment manufacturers in the communications industry and government contractors. Credit is extended based on an evaluation of a customer's financial condition and, generally, collateral is not required. Actual credit losses may differ from management's estimates. To date, credit losses have been within management's expectations, and the Company believes that an adequate allowance for doubtful accounts has been provided. Actual credit losses may differ from management's estimates.

INVENTORIES AND COST OF GOODS SOLD Inventories are stated at the lower of standard cost (which approximates first-in, first-out) or market.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost and depreciated using the straight-line method over their respective estimated useful lives (generally five years). Assets recorded under capital leases are amortized by the straight-line method over their respective useful lives of three to five years or the lease term, whichever is less. Leasehold improvements are amortized by the straight-line method over their respective estimated useful lives of seven years or the lease term, whichever is less.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


STOCK-BASED COMPENSATION The Company has elected to follow APB Opinion 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options and has adopted the "disclosure only" alternative as described in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123).

EARNINGS PER SHARE In accordance with SFAS No. 128, "Earnings per Share," basic earnings per common share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share incorporate the incremental shares issuable upon the assumed exercise of stock options and warrants and assumed conversions of preferred stock.

    In February 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 98 (SAB 98). Under SAB 98, certain shares of options and warrants to purchase common stock, issued at prices substantially below the per share price sold in the Company initial public offering in December 1995, previously included in the computation of shares outstanding pursuant to Staff Accounting Bulletins Nos. 55, 64, and 83 are now excluded from the computation. Basic and diluted earnings per share have been retroactively restated to apply the requirements of SAB 98.

REPORTING COMPREHENSIVE INCOME In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes new standards for the reporting and display of comprehensive income and its components in the financial statements. The adoption of SFAS 130 will not effect results of operations or financial position, but will require unrealized gains (losses) on the Company's available-for-sale securities, which currently would be reported in stockholders' equity, to be included in other comprehensive income and the disclosure of total comprehensive income. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS 130 on April 1, 1998.

DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires that segments be determined based on how management measures performance and makes decisions about allocating resources. SFAS 131 will first be reflected in the company's fiscal 1999 annual report.

NOTE 2. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:


                                                       FISCAL YEARS ENDED MARCH 31,
-------------------------------------------------------------------------------------
(in thousands, except per share amounts)            1998          1997          1996
Numerator:
  Net income                                       $3,991        $3,656        $2,276
Denominator:
  Denominator for basic earnings per share-
  weighted average shares                           7,126         7,017         3,107
Effect of dilutive securities:
  Convertible preferred stock                          --            --         2,398
  Stock options                                       324           335           448
                                                   ------        ------        ------
  Dilutive potential common shares                  7,450         7,352         5,953
                                                   ------        ------        ------
Basic earnings per share                           $ 0.56        $ 0.52        $ 0.73
Diluted earnings per share                         $ 0.54        $ 0.50        $ 0.38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3.  SHORT-TERM INVESTMENTS

Marketable equity and all debt securities are classified as held-to-maturity, available-for-sale, or trading. Management determines the appropriate classification of marketable equity and debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Management has determined that, as of March 31, 1998 and 1997, all short-term investments were available-for-sale securities.

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

                                                            March 31, 1998           March 31, 1997
---------------------------------------------------------------------------------------------------
(in thousands)
Municipal bond money market preferred stock                       $  7,500                 $  8,200
                                                                  ========                 ========

The gross realized gains and losses of available-for-sale securities for the fiscal years ended March 31, 1998 and 1997 were not material.

NOTE 4. INVENTORIES

                                                                March 31, 1998       March 31, 1997
---------------------------------------------------------------------------------------------------
(in thousands)
Raw materials                                                         $  3,405             $  2,751
  Work-in-process                                                        7,230                4,567
                                                                      --------             --------
                                                                      $ 10,635             $  7,318
                                                                      ========             ========

NOTE 5. PROPERTY AND EQUIPMENT

                                                                 March 31, 1998      March 31, 1997
---------------------------------------------------------------------------------------------------
(in thousands)
Equipment                                                              $ 20,270            $ 16,982
Furniture and fixtures                                                      613                 483
Leasehold improvements                                                    4,875               3,931
                                                                       --------            --------
                                                                         25,758              21,396
Accumulated depreciation
  and amortization                                                       17,716              15,358
                                                                       --------            --------
Net property and equipment                                             $  8,042            $  6,038
                                                                       ========            ========


NOTE 6. ACCRUED LIABILITIES


                                                                 March 31, 1998      March 31, 1997
---------------------------------------------------------------------------------------------------
(in thousands)

Accrued commission                                                     $    909            $    722
Warranty accrual                                                            349                 357
Income taxes payable                                                      1,804               1,914
Other                                                                     1,003                 601
                                                                       --------            --------
                                                                       $  4,065            $  3,594
                                                                       ========            ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7. LEASES

The Company leases equipment under capital and operating leases. The Company also leases certain facilities used in operations under non-cancelable operating leases that expire at various times through the year 2005. Property and equipment include the following amounts for leases that have been capitalized:

                                  March 31, 1998           March 31, 1997
-------------------------------------------------------------------------
(in thousands)
Property and equipment               $      333                $       --
Less accumulated amortization               (30)                       --
                                     ----------                ----------
                                     $      303                $       --
                                     ==========                ==========

Amortization of leased assets is included in depreciation and amortization expense. Certain of the leased assets require the Company to maintain adequate liability insurance coverage.

    Future minimum payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following at March 31, 1998:

                                                                Capital Leases    Operating Leases
--------------------------------------------------------------------------------------------------
(in thousands)
1999                                                                 $      95            $  2,377
2000                                                                        95               2,194
2001                                                                        95               1,652
2002                                                                        64                 573
2003                                                                         -                 472
Thereafter                                                                   -               1,130
                                                                     ---------            --------
Total minimum lease payments                                               349            $  8,398
Less amounts representing interest                                         (40)           ========
                                                                     ---------
Present value of net minimum lease payments                                309
Less current portion                                                       (70)
                                                                     ---------
                                                                     $     239
                                                                     =========

Rent expense was approximately $2,385,000, $1,584,000, and $1,472,000 for the years ended March 31, 1998, 1997 and 1996, respectively.

NOTE 8. LONG-TERM DEBT

The Company has available two revolving lines of credit covered by a Master Loan Agreement (the "Loan Agreement"), as amended, which expire September 11, 1998. The first available line of credit, which is unsecured, is for $4,000,000. Borrowings under the first line of credit bear interest at the bank's reference rate (8.5% at March 31, 1998). The second line of credit which is for $1,000,000, is secured by financed equipment and bears interest at the bank's reference rate plus 0.5%. The Loan Agreement requires the Company to maintain certain financial ratios, profitability levels, a minimum net worth of $33,000,000, and limits the payment of dividends. As of March 31, 1998, the Company had no borrowings under the first line of credit and $1,000,000 borrowed against the second line of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 9.  INCOME TAXES


Significant components of the provision for income taxes are as follows:



                                              FISCAL YEARS ENDED MARCH 31,
--------------------------------------------------------------------------------
(in thousands)                             1998           1997            1996
Current:
  Federal                                $ 1,892        $ 2,468         $ 1,387
  State                                      224            378             198
                                         -------        -------         -------
Total current                              2,116          2,846           1,585
Deferred:
  Federal                                    266           (506)           (184)

  State                                       40            (97)             32
                                         -------        -------         -------
Total deferred                               306           (603)           (152)
                                         -------        -------         -------
Provision for income taxes               $ 2,422        $ 2,243         $ 1,433
                                         =======        =======         =======


The reconciliation of the provision for income taxes computed at the U.S. federal statutory tax rate to the effective tax rate is as follows:


                                                                 FISCAL YEARS ENDED MARCH 31,
-------------------------------------------------------------------------------------------------------------
(in thousands, except percentages)                    1998                   1997                  1996
                                                -------------------------------------------------------------
                                                AMOUNT     PERCENT    AMOUNT     PERCENT    AMOUNT     PERCENT
At U.S. statutory rate                          $2,180       34.0%    $2,005       34.0%    $1,261       34.0%
State income tax, net of federal tax benefit       174        2.7        186        3.1        152        4.1
Other                                               68        1.1         52        1.0         20         .5
                                                ------     ------     ------     ------     ------     ------
                                                $2,422       37.8%    $2,243       38.1%    $1,433       38.6%
                                                ======     ======     ======     ======     ======     ======

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                  MARCH 31, 1998  MARCH 31, 1997
------------------------------------------------------------------------------------------------
(in thousands)
Deferred tax liabilities:
    Tax depreciation in excess of financial statement depreciation        $  109        $   20
                                                                          ------        ------
Total deferred tax liabilities                                               109            20
Deferred tax assets:
   Inventory valuation                                                     1,129         1,265
   Accruals and reserves not deductible for tax purposes                     718           755
   Other                                                                      80           124
                                                                          ------        ------
   Total deferred tax assets                                               1,927         2,144
                                                                          ------        ------
Net deferred tax assets                                                   $1,818        $2,124
                                                                          ======        ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 10.  SALARY DEFERRAL PLAN

The Salary Deferral Plan (the "Plan") is qualified under Section 401(k) of the Internal Revenue Code and allows all eligible employees to defer a percentage of their earnings on a pretax basis through contributions to the Plan. The Plan provides for employer contributions at the discretion of the Board of Directors. Company contributions to the plan were $73,000 in fiscal 1998 and $57,000 in fiscal 1997. No contributions were made in fiscal 1996. Administrative expenses relating to the Plan are insignificant.

NOTE 11.  SHAREHOLDERS' EQUITY

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

STOCK OPTION PLAN The Company has an incentive stock plan under which shares of common stock are reserved for issuance to certain employees and consultants. Under the 1994 Stock Option Plan (the "Plan"), which was approved in April 1994 and expires ten years from adoption, the Company may grant either incentive stock options or nonstatutory stock options, as designated by the Board of Directors. The 1994 Plan is intended as a successor equity incentive program to the earlier 1985 Stock Option Plan, which expired in 1994. All outstanding stock options under the predecessor plan were incorporated into the 1994 Plan but will continue to be governed by the terms and conditions of the specific instruments evidencing those options. On August 13, 1997, the shareholders approved an increase in the number of shares available for issuance under the 1994 Stock Option Plan by an additional 250,000 shares. The shareholders also approved an amendment to the Plan to provide that on March 31 of each year, beginning with March 31, 1998, the number of shares reserved for issuance under the 1994 Plan shall be increased by an amount equal to the lessor of (i) 250,000 shares, (ii) 3% of the outstanding shares of the Company's Common Stock on such a date or
(iii) a lesser amount determined by the Board of Directors of the Company.

   The 1994 Plan provides that (i) the exercise price of an incentive stock option will be no less than the fair market value of the Company's common stock at the date of grant, (ii) the exercise price of a nonstatutory stock option will be no less than 85% of the fair market value at the date of grant, and
(iii) the exercise price to an optionee who possesses more than 10% of the total combined voting power of all classes of stock will be no less than 110% of the fair market value at the date of grant. The plan administrator has the authority to set exercise dates (no longer than ten years from the date of grant or five years for an optionee who meets the 10% criteria), payment terms, and other provisions for each grant. Unexercised options are canceled upon termination of employment and become available under the 1994 Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Activity under the Plan with respect to stock options and stock purchase rights is set forth below:


                                                                               OUTSTANDING OPTIONS
                                                                  ----------------------------------------------
                                                                                                                      WEIGHTED
                                                SHARES AVAILABLE    NUMBER          PRICE PER                         AVERAGE
                                                  FOR GRANT        OF SHARES          SHARE             TOTAL      EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1995                            258,032          670,082      $ .50 - 3.00      $ 1,580,532
  Additional shares authorized for 1994 Plan         262,466               --                --               --
  Options granted                                   (221,500)         221,500        3.00-10.00        1,842,750
  Options exercised                                       --         (130,338)         .50-3.00         (165,349)
  Options canceled and expired                        69,409          (71,808)        1.50-3.00         (200,572)
                                                 ---------------------------------------------------------------------------
BALANCE AT MARCH 31, 1996                            368,407          689,436        1.50-10.00        3,057,352
  Options granted                                   (303,500)         303,500        9.50-14.00        3,602,000      $11.87
  Options exercised                                       --         (169,039)       1.50-10.00         (347,798)       2.06
  Options canceled                                    54,773          (54,773)       1.50-13.88         (336,863)       6.15
                                                 ---------------------------------------------------------------------------
BALANCE AT MARCH 31, 1997                            119,680          769,124        1.50-14.00        5,974,691        7.77
  Expiration of 1985 Plan authorization              (79,638)              --                --               --          --
  Additional shares authorized for 1994 Plan         250,000               --                --               --
  Options granted                                   (152,000)         152,000       11.00-16.00        2,013,750       13.25
  Options exercised                                       --          (32,005)       1.50-13.88         (134,117)       4.19
  Options canceled and expired                        36,522          (37,831)       1.50-13.88         (443,585)      11.72
                                                 ---------------------------------------------------------------------------
BALANCE AT MARCH 31, 1998                            174,564          851,288       $3.00-16.00      $ 7,410,739      $ 8.71
                                                 ===========================================================================


At March 31, 1998, outstanding options to purchase 395,764 shares of common stock were exercisable.

The following table summarizes information about stock options outstanding and exercisable at March 31, 1998:


                                            OPTIONS OUTSTANDING                                       OPTIONS EXERCISABLE
                   --------------------------------------------------------------------     ----------------------------------------
     RANGE OF       NUMBER OF SHARES          WEIGHTED-AVERAGE           WEIGHTED-AVERAGE    NUMBER OF SHARES     WEIGHTED-AVERAGE
  EXERCISE PRICE   AT MARCH 31, 1998     REMAINING CONTRACTED LIFE       EXERCISE PRICE     AT MARCH 31, 1998     EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------------
  $ 3.00-$ 7.50        305,788                  6.57 years                   $ 3.33               242,599            $ 3.24
    9.50-10.75         297,500                  8.43 years                   $10.32                93,782            $10.09
   11.00-16.00         248,000                  7.63 years                   $13.39                59,383            $13.36
------------------------------------------------------------------------------------------------------------------------------------
                       851,288                                               $ 8.71               395,764
                   =================================================================================================================

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock options since, as discussed below, the alternative fair market value accounting provided for under SFAS 123, requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, if the exercise price of the Company's stock options is equal to the market price of the underlying stock on the date of grant, no expense is recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Pro forma information regarding income and earnings per share is required by SFAS 123, which requires that the information be determined as if the Company had accounted for its stock options granted subsequent to March 31, 1995 under the fair value method. The fair market value for options granted prior to December 1995, the date of the initial public offering of the Company's common stock, was estimated at the date of grant using the Minimum Value Method. The fair market value for options granted subsequent to December 1995 was estimated at the date of grant using the Black-Scholes option pricing model. The Company valued its employee stock options using the following weighted-average assumptions for the fiscal years ended March 31, 1998, 1997 and 1996:

                                                 FISCAL YEARS ENDED MARCH 31,
--------------------------------------------------------------------------------
                                             1998           1997           1996
Risk-free interest rate                       5.9%           6.4%           5.9%
Dividend yield                                0.0            0.0            0.0
Volatility                                   72.9           72.1           50.1
Expected life of options                   5 years        5 years        5 years
--------------------------------------------------------------------------------

The Company used the following weighted average assumptions for its employee stock purchase plan:

                                                 FISCAL YEARS ENDED MARCH 31,
--------------------------------------------------------------------------------
                                              1998           1997           1996
Risk-free interest rate                        5.4%           5.3%            --
Dividend yield                                 0.0            0.0             --
Volatility                                    72.9           72.1             --
Expected life of options                    0.5 years      0.5 years          --
--------------------------------------------------------------------------------

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

   For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options vesting period. The Company's pro forma information follows:

                                               1998           1997         1996
--------------------------------------------------------------------------------
Pro forma net income                          $3,066        $3,141        $2,215
Pro forma basic earnings per share            $ 0.43        $ 0.45        $ 0.40
Pro forma diluted earnings per share          $ 0.41        $ 0.43        $ 0.37
--------------------------------------------------------------------------------

The weighted average grant date fair value of options granted during the fiscal years ended March 31, 1998, 1997 and 1996 was $ 6.96, $7.43 and $4.59,
respectively.

   As a result of SFAS 123 only being applicable to options granted subsequent to March 31, 1995, its pro forma effect will not be fully reflected until future years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



OUTSIDE DIRECTOR'S STOCK OPTION PLAN On October 30, 1995, the Board of Directors approved, and on November 22, 1995, shareholders approved the Outside Directors' Stock Option Plan (the "Directors' Plan") whereby 75,000 shares of common stock were reserved for issuance under the Directors' Plan. Options are granted automatically under the Directors' Plan at periodic intervals to nonemployee members of the Board of Directors at an exercise price equal to 100% of the fair market value of the option shares on the date of grant. Such options have a maximum term of 10 years. New directors are automatically granted an option to purchase 6,000 shares at their date of election or appointment to the Board. In fiscal year 1998, no options were granted. At March 31, 1998, options to purchase 24,000 shares of common stock were outstanding of which 14,500 options were exercisable.

EMPLOYEE STOCK PURCHASE PLAN On October 30, 1995, the Board of Directors approved the implementation of an Employee Qualified Stock Purchase Plan (the "ESPP"). Under the ESPP, 250,000 shares of common stock have been reserved for issuance to employees of the Company. The ESPP became effective on the closing of the initial public offering, December 1995. During the fiscal year ended March 31, 1998 and 1997, 47,450 and 44,365 shares of common stock respectively, were purchased under the ESPP.

NOTE 12.  SIGNIFICANT CUSTOMERS AND EXPORT SALES

In fiscal 1998, one customer accounted for 20% of net sales. In fiscal 1997, two customers accounted for 20% and 11% of net sales. In fiscal 1996, two customers accounted for 29% and 19% of net sales. A summary of export sales are as follows:


                                             FISCAL YEARS ENDED MARCH 31,
--------------------------------------------------------------------------------
(in thousands)                          1998              1997              1996
United States                        $43,380           $36,306           $33,159
Europe                                 6,848             4,720             2,990
Japan                                  2,154             2,998             1,345
Other                                  3,935             1,322               230
                                     -------           -------           -------
                                     $56,317           $45,346           $37,724
                                     =======           =======           =======

NOTE 13.  SUPPLEMENTAL CASH FLOW INFORMATION


                                                                 FISCAL YEARS ENDED MARCH 31,
----------------------------------------------------------------------------------------------
(in thousands)                                                 1998           1997        1996
Cash paid for interest                                       $   59      $      --      $  454
Cash paid for income taxes                                   $2,226      $   1,495      $1,063
Capital lease obligations incurred to acquire equipment      $  333      $      --      $  255
----------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



CONDENSED CONSOLIDATED QUARTERLY RESULTS


UNAUDITED                                                 QUARTER ENDED IN FISCAL 1998
----------------------------------------------------------------------------------------------------
(in thousands except per share data)            JUNE 30        SEPT. 30       DEC. 31       MARCH 31
Net sales                                       $12,595        $13,529        $14,412        $15,781
Gross profit                                      4,372          4,938          5,777          5,083
Income from operations                            1,369          1,578          1,790          1,260
Net income                                          956          1,053          1,170            812
Basic earnings per share                        $  0.13        $  0.15        $  0.16        $  0.11
Diluted earnings per share                      $  0.13        $  0.14        $  0.16        $  0.11
----------------------------------------------------------------------------------------------------

UNAUDITED                                                 QUARTER ENDED IN FISCAL 1997
----------------------------------------------------------------------------------------------------
(in thousands except per share data)            JUNE 30       SEPT. 30       DEC. 31       MARCH 31
Net sales                                       $11,518        $11,657        $10,565        $11,606
Gross profit                                      4,266          4,302          3,552          4,308
Income from operations                            1,316          1,547          1,007          1,504
Net income                                          905          1,026            712          1,013
Basic earnings per share                        $  0.13        $  0.15        $  0.10        $  0.14
Diluted earnings per share                      $  0.12        $  0.14        $  0.10        $  0.14
----------------------------------------------------------------------------------------------------


MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on the Nasdaq National Market under the symbol CLTK. The following table sets forth the range of high and low closing sale prices as reported on the Nasdaq National Market System.

QUARTER ENDED                                         HIGH                LOW
-------------------------------------------------------------------------------
FISCAL 1998
June 30, 1997                                       $13.25             $  9.50
September 30, 1997                                   18.13               12.25
December 31, 1997                                    17.94               13.00
March 31, 1998                                       15.00               10.38
FISCAL 1997
June 30, 1996                                       $16.00             $  9.50
September 30, 1996                                   14.75                9.75
December 31, 1996                                    16.25                9.75
March 31, 1997                                       14.75                9.25
FISCAL 1996
December 31, 1995                                   $10.63             $  8.00
March 31, 1996                                       11.25                7.88
-------------------------------------------------------------------------------

At April 16, 1998, there were approximately 252 shareholders of record. To date, the Company has neither declared nor paid cash dividends on shares of its Common Stock. The Company currently intends to retain all future earnings for its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In addition, the Company's line of credit prohibits payment of cash dividends without prior bank approval.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND SHAREHOLDERS
CELERITEK, INC.

We have audited the accompanying consolidated balance sheets of Celeritek, Inc. as of March 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Celeritek, Inc. at March 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.



                                            /s/ ERNST & YOUNG LLP


San Jose, California
April 24, 1998

INVESTOR INFORMATION



BOARD OF DIRECTORS                           Gary J. Policky                              ATTORNEYS
                                             Vice President, Engineering                  Wilson, Sonsini,
William H. Younger, Jr.                      and Chief Technical Officer                  Goodrich & Rosati, PC
General Partner                                                                           650 Page Mill Road
Sutter Hill Ventures                         Margaret E. Smith                            Palo Alto, CA  94304
                                             Vice President, Finance
Charles P. Waite                             and Chief Financial Officer                  TRANSFER AGENT AND REGISTRAR
General Partner                                                                           Bank of Boston
Greylock Ventures                            Richard Finney                               c/o Boston EquiServe, LP
Limited Partnership                          Vice President,                              PO Box 8040
                                             Subsystems Division                          Boston, MA  02266-8040
William D. Rasdal
Chairman of the Board                        Perry A. Denning                             ANNUAL SHAREHOLDERS' MEETING
and Chief Executive Officer                  Vice President,                              July 30, 1998
SymmetriCom, Inc.                            Semiconductor Division                       9:00 am
                                                                                          Corporate Headquarters
Robert C. Mullaley                           William Hoppin
Consultant and Private Investor              Vice President, Sales                        STOCK MARKET INFORMATION
                                                                                          The common stock is traded
Tamer Husseini                               CORPORATE HEADQUARTERS                       on The Nasdaq Stock Market
Chairman of the Board                        3236 Scott Boulevard                         under the symbol CLTK
President and Chief Executive Officer        Santa Clara, CA  95054
Celeritek, Inc.                              (408) 986-5060                               CORPORATE AND
                                             www.celeritek.com                            INVESTOR INFORMATION
OFFICERS                                                                                  A Copy of the Company's Annual
                                             INDEPENDENT ACCOUNTANTS                      Report and Form 10-K are available
Tamer Husseini                               Ernst & Young LLP                            upon written request from:
Chairman of the Board                        55 Almaden Boulevard
President and Chief Executive Officer        San Jose, CA  95113                          INVESTOR RELATIONS
                                                                                          Celeritek, Inc.
Robert D. Jones                                                                           3236 Scott Boulevard
Senior Vice President,                                                                    Santa Clara, CA  95054
Marketing and Sales

       CELERITEK, INC. 3236 SCOTT BOULEVARD SANTA CLARA, CALIFORNIA 95054
                               TEL (408) 986-5060